SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MATRIXX INITIATIVES, INC.
(Name of Subject Company)

MATRIXX INITIATIVES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

57685L105
(CUSIP Number of Class of Securities)

Samuel C. Cowley
Executive Vice President, General Counsel and Secretary
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew P. Feeney	Stephen M. Kotran
Snell & Wilmer L.L.P.	Sullivan & Cromwell LLP
One Arizona Center	125 Broad Street
400 E. Van Buren Street	New York, New York 10004-2498
Phoenix, Arizona 85004-2202	(212) 558-4000
(602) 382-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

INTRODUCTION

Matrixx Initiatives, Inc. (the “Company”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule”) in connection with the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase for cash all outstanding shares of the Company’s common stock, including the associated rights (“Rights”) issued pursuant to the Rights Agreement (defined below) (the shares of the common stock of the Company, together with the Rights, being referred to collectively as the “Shares”) at a price of $8.00 per Share (such amount or any higher amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” According to the Offer to Purchase, the Offer will expire at 11:59 p.m., New York City time, on January 24, 2011 unless it is extended as provided therein. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The purpose of the Offer is for Purchaser to acquire all of the outstanding Shares and take the Company private. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer (the “Expiration Date”) that number of Shares which, together with the number of Shares (if any) beneficially owned by Parent or Purchaser, represents at least a majority of the Shares outstanding on a fully-diluted basis at the Expiration Date (the “Minimum Tender Condition”). The Offer is further described in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on December 22, 2010 (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 14, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their subsidiaries, and Shares held by stockholders who properly demand appraisal rights).

In the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, including Shares acquired through the exercise of the Top-Up Option (as further described under Item 8), Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL. In the event that, following completion of the Offer, Purchaser does not own at least 90% of the outstanding Shares, including Shares acquired through the exercise of the Top-Up Option, the Company will take all action necessary to convene and set a record date for a stockholders meeting to be held for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting. Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto.

Pursuant to the Merger Agreement, the Company is permitted to solicit alternative acquisition proposals from third-parties until 11:59 p.m., New York City time, on January 22, 2011 (the “Go-Shop”). In addition, the Company may, at any time, upon the terms and subject to the conditions of the Merger Agreement, respond to any unsolicited proposal that constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement). The Company, in its sole discretion, may require Purchaser to extend the Offer for one single increment equal to that number of days such that the Expiration Date will fall on the 18th day following the initial Expiration Date, if the Company’s board of directors (the “Company Board”) has received from a third-party (or group of third-parties) before the end of the Go-Shop an alternative acquisition proposal that it determines in good faith constitutes or could reasonably be expected to result in a Superior Proposal and such proposal has not been rejected, withdrawn, terminated or expired or no longer is, or reasonably expected to result in, a Superior Proposal.

BACKGROUND OF THE OFFER AND REASONS FOR THE
RECOMMENDATION OF THE COMPANY BOARD

1.	Recommendation of the Company Board

The Company Board unanimously recommends that you accept the Offer, tender your Shares pursuant to the Offer and approve and adopt the Merger Agreement.

After careful consideration by the Company Board, including a thorough review of the Offer with the assistance of its legal advisors and the Company’s senior management and financial advisor, at a meeting held on December 13, 2010, the Company Board:

(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

(iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and approve and adopt the Merger Agreement (see Item 8 — “Stockholders’ Meeting” for a discussion of circumstances in which adoption of the Merger Agreement by the stockholders is required by law).

Copies of the press release issued by the Company on December 14, 2010 announcing the execution of the Merger Agreement and a letter to the Company’s stockholders relating to the recommendation of the Company Board have been filed herewith as Exhibit (a)(7) and Exhibit (a)(11), respectively, and are incorporated herein by reference.

2.	Background of the Transaction

The following chronology summarizes the key meetings and events that led to the Company’s signing of the Merger Agreement. In this process, the Company held many conversations, both by telephone and in-person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between the Company and other parties.

General

The Company markets and sells over-the-counter (“OTC”) healthcare products with an emphasis on those that utilize unique or novel delivery systems. Through its subsidiaries, the Company markets and sell products under the Zicam brand. The Company’s current Zicam offerings compete in the following product classes within the cough and cold category: Cold Remedy; Allergy/Sinus; Cough and Multi-Symptom Relief; and other cough/cold.

In early 2006, the Company Board established a Strategic Planning Committee to develop and evaluate strategic alternatives for the Company. The Committee began its work shortly after the Company’s settlement of most of its then-outstanding product liability litigation and its announcement of record sales for the fiscal year ended December 31, 2005. The Strategic Planning Committee, with the assistance of the investment banking firm of Sawaya Segalas & Co., LLC (“Sawaya Segalas”), identified four primary strategies for the Company: (i) continue to pursue organic growth; (ii) acquire additional OTC brands to achieve scale and reduce the Company’s revenue dependence on its core categories; (iii) assess the potential for a transforming business combination with a similar company; and (iv) explore a sale of the Company.

With input from the Strategic Planning Committee, the Company Board authorized the Company’s management to pursue, with the assistance of Sawaya Segalas, a preliminary confidential process by which the Company would assess potential interest regarding the possible sale of the Company. This process continued through much of 2006 and involved mostly strategic parties in the OTC healthcare products business. No discussions advanced beyond a preliminary stage and ultimately none of these parties was interested in pursuing a transaction with the Company at that time. Based on feedback the Company received from interested parties at that time, the Company believes the process was unsuccessful primarily because of legal and regulatory concerns associated with the Company’s business. Specifically, in March 2006, the East Central Region of the Federal Trade Commission (the “FTC”) notified the Company that it was initiating an inquiry into the Company’s advertising and promotional activities for several of the Company’s Zicam products, including Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Swabs. On March 5, 2007, the FTC notified the Company that it was no longer pursuing the inquiry.

In 2007, the Company Board continued its evaluation of strategic alternatives and authorized management, with the assistance of the Strategic Planning Committee, to engage again in discussions with a limited number of parties, through Sawaya Segalas, regarding a possible sale of the Company. This process also was unsuccessful. Feedback received by the Company from the parties approached in this process focused, in part, on their concerns about the homeopathic nature of certain of the Company’s most significant products.

Following the 2007 process, the Company remained open to potential sale opportunities, and had preliminary discussions, through Sawaya Segalas, with a limited number of parties in 2008 regarding the potential sale of the Company. These discussions were conducted under the direct oversight of the Board, rather than the Strategic Planning Committee, which was not reconvened after 2007. In 2008, the Company Board focused the Company’s strategy on other ways to enhance shareholder value, including organic growth opportunities; potential acquisitions of OTC health care products and/or technologies; operational efficiencies; capital structure optimization; and improving investor and analyst understanding of the Company’s business. The Board remained mindful of the Company’s limited resources as a small public company with low levels of trading and market interest and a highly seasonal, single-brand business. In May 2008, the Company hired Sam Cowley as Executive Vice President, Business Development, and General Counsel. One of Mr. Cowley’s responsibilities was to identify potential acquisition opportunities for the Company to increase and diversify the Company’s revenue base.

On May 11, 2009, the Company reported record revenues of $111.6 million for the fiscal year ended March 31, 2009 and a 40% increase in earnings per share over the prior fiscal year, to $1.46 per share. The Company continued to pursue its business strategy of expanding marketing efforts for existing and new products, seeking growth opportunities through internal research and development efforts, and identifying and evaluating external acquisition opportunities.

On June 16, 2009, the Company received a warning letter from the Food and Drug Administration (the “FDA”) regarding Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Swabs. The FDA referred to complaints it had received of smell loss associated with these products and asserted that the Company was in violation of FDA regulations by failing to file a new drug application for the products. The FDA also asserted that the products were misbranded under FDA regulations for failing to adequately warn of the risk of smell loss. Although the Company disagreed with the FDA’s allegations, the Company cooperated with the FDA and recalled the Cold Remedy Nasal Gel and Cold Remedy Swabs from the market. Following months of informal discussions, in October 2009, the FDA advised the Company that it was unwilling to reverse its position. On November 16, 2009, the Company filed its response to the FDA’s warning letter. In its response, the Company reiterated its position that there was no valid scientific evidence that Zicam Nasal Cold Remedy products are unsafe and requested the FDA to withdraw the warning letter. By letter dated March 4, 2010, the FDA reaffirmed its original position and denied the Company’s request.

The recall of Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Swabs and the subsequent product liability litigation have had a material adverse impact on the Company’s business. The recalled products accounted for approximately 40%, or $42.5 million, of the Company’s net sales for the fiscal year ended March 31, 2009. Significantly, the recalled products had been the main drivers of the Company’s growth and had the uniqueness and strong proprietary position necessary to defend successfully against store brand competition. In addition, after having reduced pending product liability lawsuits by May 2009 to the lowest level since 2004, following receipt of the warning letter, the Company was inundated with new product liability and other litigation that exposed the Company to significant risks and potential damage to the Zicam brand. The Company also was required, given the events and the reduction in resources available, to discontinue efforts to diversify its product line and revenue through acquisition.

H.I.G. Transaction

In January 2010, Michael Zeher, one of the Company’s directors, received a call from Joseph A. Falsetti, whom Mr. Zeher had known through previous business dealings. Mr. Falsetti told Mr. Zeher that he was the Executive Chairman of Primus Therapeutics, Inc. (“Primus”), which was associated with H.I.G. Capital, LLC (“H.I.G.”), and that H.I.G. was interested in discussing a possible acquisition of the Company without specifying the terms of such proposed transaction. Mr. Zeher stated that the Company was not for sale, but that he would raise Mr. Falsetti’s inquiry with the Company Board at its upcoming meeting in Scottsdale, Arizona on January 21, 2010.

During the evening of January 20, 2010, Mr. Zeher met briefly with representatives of H.I.G. and Primus. H.I.G. and Primus reaffirmed H.I.G.’s interest in the Company and provided Mr. Zeher with background information regarding H.I.G. Mr. Zeher advised the Company Board of H.I.G.’s inquiry at the January 21, 2010 Company Board meeting and provided Company Board members with the background information regarding H.I.G.

In late January 2010, at the direction of the Company Board, Mr. Cowley spoke with H.I.G. and reiterated that the Company was not for sale but that it would engage in preliminary discussions with H.I.G. provided that it sign a confidentiality agreement that included a standstill provision placing restrictions on, among other things, the ability of H.I.G. and its affiliates to acquire, or offer or propose to acquire, beneficial ownership of the shares of the Company in certain circumstances for a one-year period. On February 8, 2010, Mr. Cowley sent a draft confidentiality agreement prepared by the law firm of Snell & Wilmer L.L.P. to H.I.G.

On February 9, 2010, H.I.G. returned to Mr. Cowley a revised draft of the confidentiality agreement that, among other things, removed the standstill provision requested by the Company. On February 10, 2010, Mr. Cowley advised H.I.G. that, although the Company was not for sale, management was willing to discuss with H.I.G. its interest in the Company. He further advised H.I.G., however, that the Company required a confidentiality agreement with a standstill provision in order to initiate discussions.

On February 12, 2010, H.I.G. called Mr. Cowley to inform him that he would be sending to the Company a letter providing background information regarding H.I.G. and a non-binding expression of interest for a possible acquisition of the Company, setting forth the terms of a proposed transaction, including price; the sources of H.I.G.’s funds; the diligence review H.I.G. had completed and had yet to complete; and a proposed timetable. H.I.G. then proposed a meeting in Phoenix on Tuesday, February 16, 2010.

On February 16, 2010, Bill Hemelt, the Company’s Chief Executive Officer, and Mr. Cowley met with H.I.G. and Primus at the offices of Snell & Wilmer in Phoenix, Arizona. Mr. Cowley began the meeting by reaffirming that the Company was not for sale and that he and Mr. Hemelt would be in a “listen only” mode until H.I.G. signed a confidentiality agreement with a standstill provision. H.I.G. and Primus detailed H.I.G.’s experience and success in middle-market private equity transactions and indicated that H.I.G. was interested in acquiring all of the Company’s outstanding stock. H.I.G. and Primus focused on the disadvantages, given its size, of the Company being a publicly-traded company and stated that the transaction would not be subject to a financing contingency. H.I.G. and Primus indicated also that H.I.G. had completed the review of publicly-available information on the Company, including the due diligence review by outside counsel of the Company’s outstanding litigation. They then advised Mr. Hemelt and Mr. Cowley that H.I.G. was considering a per share acquisition price of $6.50 per share. Mr. Cowley and Mr. Hemelt told H.I.G. and Primus that they would convey this information to the Company Board.

On February 18, 2010, the Company Board held a telephonic meeting. Mr. Hemelt and Mr. Cowley reviewed their meeting with H.I.G. in detail. The Company Board advised Mr. Cowley to reiterate to H.I.G. that the Company was not for sale but that the Company was willing to devote the necessary time and resources to evaluate H.I.G.’s indication of interest, and engage an investment banker to evaluate H.I.G.’s indication of interest, if H.I.G. signed a confidentiality agreement containing an adequate standstill provision, as previously requested by the Company. Mr. Cowley reported the Company Board’s decision to H.I.G. on February 19, 2010.

On February 22, 2010, H.I.G. advised Mr. Cowley and Mr. Hemelt that H.I.G. would be willing to enter into a standstill arrangement prohibiting H.I.G. from communicating with the Company’s shareholders with respect to any H.I.G. offer below $6.00 (all cash) per share. On February 23, 2010, Mr. Cowley rejected the standstill arrangement proposed by H.I.G.

On March 2, 2010, Primus delivered a letter, dated March 1, 2010, to the Company Board containing a non-binding proposal to acquire all of the Company’s outstanding shares for cash consideration of $6.50 per share, subject to satisfactory completion of due diligence and other work necessary to enter into a definitive agreement for the proposed transaction. The letter also included a summary of key terms stating, among other things, that the source of funds for the acquisition would be H.I.G. and its affiliates.

On March 5, 2010, the Company Board held a telephonic meeting. In advance of the meeting, Company Board members received a document prepared by the law firms of Sullivan & Cromwell LLP and Snell & Wilmer L.L.P. (collectively, “Company Counsel”) detailing the legal duties of directors in the context of merger and acquisition transactions. Company Counsel discussed the various approaches to “market tests” in the context of a sale of the Company, including the use of a “go-shop” process following the execution of a definitive acquisition agreement, in contrast to a pre-signing market check through an auction process. The Board discussed this issue in some detail and preliminarily concluded that, in light of the Company’s experiences in soliciting potential interest regarding the possible sale of the Company in the 2006 — 2008 timeframe and the Company’s legal and regulatory challenges, a go-shop process would best serve the Company’s interests in the context of a potential transaction with H.I.G. Mr. Cowley then updated the Company Board on the recent communication from Primus and the non-binding proposal and then Company Counsel reviewed the duties of the Company’s directors in these circumstances. The Company Board then concluded that it would be appropriate to engage in preliminary discussions with selected investment banking firms and prepare a response to Primus reiterating the Company’s requirement that a confidentiality agreement with an appropriate standstill provision be signed before the Company committed the necessary time and resources to evaluate any indications of interest or proposals.

On March 22, 2010, Mr. Hemelt sent Primus a letter reiterating the Company Board’s position that the Company was not for sale, but that the Company Board was willing to discuss, on a friendly and non-exclusive basis, H.I.G.’s interest in the Company, subject to H.I.G. entering into a confidentiality agreement with a standstill provision. Mr. Hemelt’s letter enclosed a form of confidentiality agreement for H.I.G.’s consideration.

On March 25, 2010, H.I.G. advised the Company that it was prepared to move forward under the terms of the confidentiality agreement proposed by the Company. On March 25, 2010, the Company Board held a telephonic meeting at which Mr. Hemelt stated that H.I.G. was prepared to sign the confidentiality agreement and, therefore, it was appropriate for the Company to retain an investment banking firm. After reviewing Sawaya Segalas’s credentials and experience, its past services provided to the Company and alternative candidates, the Company Board directed management to engage Sawaya Segalas.

On March 27, 2010, H.I.G. Middle Market, LLC, an affiliate of H.I.G., signed the confidentiality agreement and H.I.G. provided the Company with a list of requested diligence items. On March 29, 2010, Primus signed the confidentiality agreement on behalf of Primus.

On April 9, 2010, the Company engaged Sawaya Segalas.

On May 6, 2010, the Company Board met at the Company’s corporate headquarters in Scottsdale, Arizona. The Company Board discussed the Company’s business strategy for the future. In this context, various issues were evaluated, including the Company’s outstanding litigation; the challenging regulatory environment, including evolving regulatory standards at the FDA; the highly seasonal nature of the Company’s business, including the continuing decrease in illness levels over the past several years; new product pipeline issues; and increased private label, or store brand, product competition, which has been exacerbated by the loss of the highly proprietary Cold Remedy nasal gel and swab products. Sawaya Segalas made a detailed presentation to the Company Board regarding preliminary valuation considerations and, in doing so, discussed and reviewed with the Company Board various issues, including private label offerings of cold remedy and allergy products by the Company’s major accounts, and the weaker qualitative assessment of the Company (compared to the 2006-2007 period during which the Company solicited indications of interest) in the areas of intellectual property, product innovation, brand franchise, category leadership, growth potential, litigation risk, and profitability. After deliberation, it was the consensus of the Company Board that H.I.G.’s proposed purchase price of $6.50 per share was not adequate and that Sawaya Segalas be instructed to engage in further discussions with H.I.G. regarding the transaction consideration.

On May 10, 2010, the Company reported net sales of approximately $67.3 million and a net loss of approximately ($23.6) million, or ($2.56) per diluted share for the fiscal year ended March 31, 2010, compared to net sales of $111.6 million and net income of $13.9 million, or $1.46 per share, for the fiscal year ended March 31, 2009.

Between May 7, 2010 and June 4, 2010, Sawaya Segalas and management participated in various telephonic conferences with H.I.G. and its legal counsel, Kirkland & Ellis LLP (“Kirkland & Ellis”), regarding various issues, including marketing and advertising, new product development, store brand competition, and product liability litigation. Sawaya Segalas also provided H.I.G. with detailed information regarding, among other things, the growth characteristics of the Company’s oral Cold Remedy products; Zicam’s differentiated positioning among consumers; and pro forma fiscal year 2010 and fiscal year 2011 (estimated) financial information.

On June 4, 2010, H.I.G. advised Sawaya Segalas that H.I.G. was affirming its offer to acquire 100% of the Company’s shares for $6.50 per share. H.I.G. indicated that it had conducted extensive diligence on the Company and was prepared to move expeditiously to enter into a definitive agreement and to complete the transaction either through a merger or a tender offer. H.I.G. also reiterated that its offer was not subject to any financing condition.

On June 13, 2010, Sawaya Segalas requested that H.I.G. provide additional information regarding its June 4, 2010 communication. Among other matters, Sawaya Segalas requested that H.I.G. specify the anticipated sources of equity and/or debt financing; the assumptions relating to the cash balance of the Company at closing; H.I.G.’s general strategy and operating plan for the Company; and the status of H.I.G.’s due diligence process.

By letter dated June 30, 2010, H.I.G. Middle Market, LLC reaffirmed its interest in acquiring all of the outstanding shares of the Company for cash consideration of $6.50 per share. H.I.G. also stated that (i) it did not anticipate conditioning consummation of the acquisition on obtaining third-party financing; (ii) it assumed a closing cash balance of $25-$30 million; and (iii) H.I.G.’s post-closing strategy would focus on building upon the current core business by investing in new product development and acquisitions of complementary brands, product lines, and technologies.

On July 13, 2010, Sawaya Segalas requested H.I.G. to confirm that it would not condition consummation of the acquisition on obtaining third-party financing.

On July 15, 2010, H.I.G. provided the Company with an unsigned updated version of its June 30, 2010 letter clearly stating that H.I.G. would not condition its final proposal on the receipt of third-party financing.

On August 12, 2010, the Company Board held a telephonic meeting. Company Counsel referenced the detailed presentation made to the Company Board on March 5, 2010 regarding the directors’ legal duties in the context of mergers and acquisition transactions and in connection with the evaluation of strategic alternatives and then reviewed key elements of that presentation. Sawaya Segalas then made a detailed presentation to the Company Board regarding H.I.G.’s July 14, 2010 proposal, including its preliminary analysis of valuation parameters of the Company. The Company Board decided to further consider H.I.G.’s proposal at its regularly-scheduled Company Board meeting later in the month.

On August 24, 2010, the Company Board met at the Company’s corporate headquarters in Scottsdale, Arizona. At that meeting, Sawaya Segalas provided a “Summary Valuation Review” to the Company Board that addressed various issues, including the valuation considerations associated with an entirely equity-financed transaction; management’s three-year projections and historical P/E trading multiples; the uncertainty surrounding the status of the Company’s ongoing litigation; and market premiums. Based on these factors, the Company Board concluded that H.I.G.’s offer of $6.50 per share remained inadequate, but authorized management and Sawaya Segalas to advise H.I.G. that, although the Company was not for sale and management remained committed to executing the Company’s long-term business plan, the Company Board would be willing to consider a transaction at a value somewhere in excess of $8.00 per share.

On August 25, 2010, Mr. Cowley presented the Company Board with a summary of proposed transaction terms (“Material Terms”) prepared by Mr. Cowley and Company Counsel. These Material Terms included, among other things, (i) a proposal that the transaction be structured as a tender offer by H.I.G. followed by a short-form or long-form merger; (ii) no management share rollover or new management investment in the acquisition vehicle; (iii) the

Company’s rights to seek the Delaware Court of Chancery to specifically enforce closing of an agreed-upon transaction; (iv) a 45-day go-shop period; (v) Company break-up fees ranging from 1% to 2.5% of the transaction value with a two-tier termination fee structure; (vi) no financing condition; (vii) customary covenants and conditions; and (viii) a requirement that H.I.G. would not have the ability to terminate the transaction after signing due to deterioration of the business, financial condition or results of operations of the Company as a result of litigation pending or threatened as of the date of signing (including any regulatory proceedings) or similar litigation proceedings initiated after signing (the “MAE Exception”).

On August 30, 2010, Sawaya Segalas notified H.I.G. of the Company’s position with respect to the foregoing Material Terms.

On September 12, 2010, H.I.G. advised Sawaya Segalas in writing that it was prepared to increase its offer to $8.00 per share and provided a mark-up of the Material Terms containing various revisions.

On September 14, 2010, the Company Board held a telephonic meeting. The Company Board deferred consideration of the adequacy of the $8.00 per share offer price until the Company Board could obtain clarity on H.I.G.’s proposed revisions to the Material Terms. Company Counsel reviewed these revisions.

Based on the Company Board’s direction, on September 16, 2010, Sawaya Segalas advised H.I.G. that the Company Board had not yet evaluated H.I.G.’s per share consideration offer and would do so only upon receiving additional clarity on certain of H.I.G.’s positions regarding (i) the Company’s specific performance rights; (ii) the MAE Exception; and (iii) the term of the go-shop period and H.I.G.’s proposed single-tier termination fee, which the Company believed was inconsistent with customary go-shop terms for transactions of this type.

On September 21, 2010, H.I.G. advised Sawaya Segalas that its proposal of $8.00 per share was firm. H.I.G. also confirmed that it would agree (i) subject to certain conditions, to the Company’s specific performance rights; (ii) to the inclusion of the MAE Exception, subject to Company Counsel and Kirkland & Ellis agreeing upon appropriate language; and (iii) to engage in further discussions regarding the term of the go-shop period and termination fees. On September 22, 2010, Company Counsel spoke with Kirkland & Ellis regarding the open points in the Material Terms.

On September 23, 2010, the Company Board held a telephonic meeting. Sawaya Segalas advised the Company Board that it would be in a position to comment on the adequacy of H.I.G.’s proposed per-share price when the key transaction terms were finalized. The Company Board authorized management to work with Company Counsel and Sawaya Segalas to revise the Material Terms and send them to Kirkland & Ellis with a goal of finalizing the Material Terms as soon as possible. Company Counsel then once again reviewed the legal duties and standards applicable to the decisions and actions being considered by the Board. Company Counsel discussed these duties in light of the proposed go-shop provision and referenced prior conversations regarding the advantages and disadvantages of engaging in a pre-signing market check through an auction process compared to a post-signing go-shop process. The Company Board then reaffirmed its prior conclusion that, given the Company’s history of engaging in unsuccessful sales processes and the Company’s current relatively weakened condition compared to when it had engaged in previous processes, a pre-signing auction process would not be advisable under the current circumstances. Rather, the Company Board determined that a signed transaction with an investor of the caliber of H.I.G., along with a robust go-shop process combined with satisfactory termination fees, was most likely to produce the most favorable transaction for the Company stockholders. In this context, the Company Board considered also the risks posed by engaging in a pre-signing market check, including market communication risk and the possibility H.I.G. would withdraw its proposal, as well as the management distractions and risks of disruption to the Company’s relationships with employees, customers and others.

Between September 24, 2010 and October 7, 2010, Company Counsel and Kirkland & Ellis negotiated the Material Terms, with particular focus on (i) the term and structure of the go-shop period, including whether the length of the go-shop period would be 30 days (H.I.G. position) or 45 days (Company position) and whether an excluded party concept would be adopted, and (ii) appropriate termination fee levels, fee structure and the circumstances under which the termination fees would be payable. On October 7, 2010, Company Counsel, Kirkland & Ellis and H.I.G. representatives participated in a conference call and resolved the outstanding open Material Terms.

On October 14, 2010, the Company opened an on-line data room to H.I.G. H.I.G. then continued its due diligence process with the assistance of Sawaya Segalas, the Company and Company Counsel.

On October 14, 2010, the Company Board held a telephonic meeting. Mr. Cowley and Company Counsel reviewed the agreed-upon Material Terms. After reviewing and discussing the agreed-upon structure of the go-shop, including its 40-day term, the adoption of an excluded party concept and the Company’s right to cause H.I.G. to extend the tender offer if at least one excluded party is identified during the go-shop, the Company Board affirmed its decision to pursue a post-signing market check through the go-shop approach instead of marketing the Company in advance of signing a definitive agreement with H.I.G.

On October 17, 2010, Company Counsel delivered the initial draft of the Merger Agreement to Kirkland & Ellis.

On October 18, 2010, the Company’s executive management team, representatives from Sawaya Segalas, and representatives from H.I.G. met at Snell & Wilmer’s offices in Phoenix, Arizona to discuss detailed operational and diligence issues, including the status of the Company’s outstanding litigation.

On October 20, 2010, the Company Board held a telephonic meeting. In anticipation of the finalization and signing of the Merger Agreement, Sawaya Segalas provided the Company Board with its proposed approach to the agreed upon 40-day go-shop process.

On October 25, 2010, the Company announced financial results for its fiscal second quarter and for the six months ended September 30, 2010. The Company reported net sales of $21.3 million, or 17% below the $25.6 million in net sales for the comparable quarter last year. The Company reported net income for the quarter of $5.3 million, or $0.57 per diluted share, compared to net income of $5.1 million, or $0.55 per diluted share, for the quarter ended September 30, 2009.

Between October 20, 2010 and November 5, 2010, Company Counsel and Kirkland & Ellis negotiated the transaction documents, including the Merger Agreement, the Limited Guarantee, and the Company Disclosure Schedules. Kirkland & Ellis delivered the initial draft of the Equity Commitment Letter on November 4, 2010.

On November 5, 2010, H.I.G. provided the Company Board with a letter stating that H.I.G. was willing to execute the Merger Agreement but wanted to obtain assurances regarding the litigation risk. H.I.G. outlined terms for settlement of the Zicam-related personal injury claims that would be acceptable to H.I.G.

On November 8, 2010, the Company provided H.I.G. with a letter objecting to H.I.G.’s new request, suspending work on the proposed transaction and suspending H.I.G.’s access to the on-line data room. In its letter, the Company stated that it would continue to pursue ongoing discussions regarding the possible settlement of the personal injury product liability litigation and would reach a settlement to the extent it was in the best interest of the Company’s stockholders. On November 10, 2010, H.I.G. contacted Sawaya Segalas and expressed its continuing interest in acquiring the Company.

On November 23, 2010, the Company Board held a telephonic meeting. Management updated the Company Board regarding the status of product liability litigation settlement discussions and the implications of a potential settlement on possible further discussions with H.I.G. regarding a transaction. The Company Board authorized management to re-engage H.I.G. in light of the status of litigation settlement discussions and prospects for resolving the litigation.

Between November 24, 2010 and December 3, 2010, Company Counsel and Kirkland & Ellis continued to negotiate the transaction documentation. On December 3, 2010, Company counsel provided details to Kirkland & Ellis regarding key terms of a draft litigation settlement agreement (the “Settlement Agreement”) pursuant to which the Company hoped it would settle claims made by substantially all of the plaintiffs and claimants who have alleged personal injury claims against the Company, including plaintiffs who are subject to the pending multidistrict litigation and the consolidated proceedings pending in state courts in California and Arizona. Company Counsel and Kirkland & Ellis continued to negotiate the transaction documentation during the weekend of December 4-5 while the Company attempted to finalize the Settlement Agreement.

On December 6, 2010, the Company provided Kirkland & Ellis with a draft of the Settlement Agreement, subject to H.I.G.’s confidentiality agreement. During the evening of December 6, 2010, Company Counsel, Kirkland & Ellis, H.I.G. and Company management participated in a teleconference during which Mr. Cowley reviewed key terms of the proposed Settlement Agreement.

On December 7, 2010, Company Counsel and Kirkland & Ellis continued to negotiate the transaction documents.

On December 8, 2010, the Company Board met at the offices of Sullivan & Cromwell in New York City. Company Counsel delivered to each Company Board member a draft Settlement Agreement, a substantially final draft Merger Agreement and a summary of the key Merger Agreement terms, draft Company Board and Compensation Committee resolutions, and presentation materials from Sawaya Segalas relating to its draft opinion regarding H.I.G.’s offer. At that meeting, Mr. Cowley reviewed the proposed Settlement Agreement in detail. The Company Board then received a report from management on the current fiscal quarter. Sawaya Segalas then reviewed and analyzed for the Company Board, among other matters, the financial aspects of the H.I.G. proposal and its financial analyses of the valuation parameters of the Company. Sawaya Segalas reviewed with the Company Board its financial analysis of the consideration payable in the transaction and advised the Company Board that, as of that date, it would be prepared to render an opinion to the effect that, based upon and subject to certain assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, the consideration to be received by holders of Company common stock in the transaction would be fair from a financial point of view to such holders of Company common stock.

Company Counsel then discussed the Company Board’s duties in the context of the Company Board’s consideration of the proposed transaction and then reviewed the transaction documents and the associated Company Board and Compensation Committee resolutions, noting that the Company Board would not be taking formal action at that meeting. Company Counsel reviewed the remaining open items under the Merger Agreement. Company Counsel suggested that the Company may wish to request that the Merger Agreement be modified to lengthen the go-shop period. The Company Board instructed Company Counsel to request this amendment with Kirkland & Ellis. The Company Board then discussed, among other matters, the risks and benefits of selling the entire Company and reviewed the proposed transaction, as to both quantitative and qualitative terms, taking into account the information and analyses provided to the Company Board. The Company Board also reviewed alternatives to the proposed transaction, including the Company’s prospects and associated risks as an independent, stand-alone company, and the fact that entering into the agreement would allow for publicity of the transaction and a go-shop process designed to ensure that the $8 per share merger consideration was the highest value reasonably available to the stockholders. The Company Board then authorized management to move towards finalizing the documentation and working through the remaining open issues.

Between December 8, 2010 and December 13, 2010, Company Counsel and Kirkland & Ellis continued to negotiate the transaction documents and resolve outstanding issues, including a request by the Company to lengthen the go-shop period.

On the morning of December 13, 2010, Mr. Cowley distributed to the Company Board members, in advance of a Company Board meeting to be held later in the day: a summary of the key Merger Agreement terms (including a version marked to show modest revisions from the version reviewed by the Company Board on December 8, 2010); proposed resolutions to be approved by the Company Board in connection with the H.I.G. transaction; proposed resolutions to be approved by the Compensation Committee and ratified by the Company Board; the latest draft of the full Merger Agreement (along with a version marked to show the most recent changes); the latest draft of the Equity Commitment Letter (along with a version marked to show the most recent changes); the latest draft of the Limited Guarantee; an amendment to the Company’s Stockholder Rights Agreement; and a draft of the Form 8-K to be filed with the SEC announcing the H.I.G. transaction and the Settlement Agreement.

The Company Board held a telephonic meeting beginning at 4:00 p.m. Phoenix time on December 13, 2010. Mr. Cowley advised the Company Board that the Company was in the process of exchanging Settlement Agreement signature pages with plaintiffs’ attorneys and that the Company had not yet received the required signatures. Mr. Cowley reviewed the terms of the Settlement Agreement. Company Counsel then reviewed the Merger Agreement issues that had been resolved since the last Company Board meeting and summarized the remaining minor open points in the transaction documents. Company Counsel advised the Company Board that the Company sought, but had not received, an extension of the go-shop period.

Sawaya Segalas then referenced its presentation to the Company Board on December 8, 2010 in New York City and stated that its conclusion had not changed since then. As a result, Sawaya Segalas provided an oral opinion (updated with a written opinion, dated December 14, 2010) to the effect that, based upon and subject to assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion as set forth therein, the consideration to be received by holders of Company common stock in the transaction is fair from a financial point of view to such holders of Company common stock. Company Counsel then reviewed the directors’ duties in the context of the current transaction, including Revlon duties, which the Company Board is addressing through the use of a go-shop (versus pre-signing auction) process for the reasons discussed at prior Company Board meetings.

The Company Board then recessed its meeting, after which Company Counsel substantially finalized the transaction documents with H.I.G. The Company Board meeting reconvened at 6:00 p.m. Phoenix time. Mr. Cowley advised the Company Board that the Company had received signed Settlement Agreement signature pages from the plaintiffs’ attorneys and that the Settlement Agreement was therefore effective. Company Counsel then advised the Company Board that the transaction documentation, including the Merger Agreement, was substantially final and was in a position to be executed later in the evening. After further deliberation, the Company Board unanimously ratified management’s execution and delivery of the Settlement Agreement. The Company Board then unanimously determined for the reasons detailed in “Reasons for the Recommendation of the Company Board” beginning on page 13 of this Schedule that the Merger, the Offer (and Purchaser’s acquisition of Shares pursuant to the Offer), the Top-Up Option (as described below in Item 8 — “Top-Up Option”) and the issuance of the Top-Up Option Shares, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders. The Board then approved the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by law, adopt the Merger Agreement and approve the Merger.

In the late evening of December 13, 2010, the Company, Purchaser, and Parent executed the Merger Agreement and related documents.

Before the opening of the market on December 14, 2010, the Company issued a press release announcing the merger and a press release announcing the Settlement Agreement.

3.	Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company’s senior management, Sawaya Segalas and Company Counsel. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its unanimous decision to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement (see Item 8 — “Stockholders’ Meeting” for a discussion of circumstances in which adoption of the Merger Agreement by the stockholders is required by law), the Company Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its determination and recommendation.

1. Offer Price in Relation to Recent Trading Prices.  The Company Board considered the relationship of the Offer Price to the recent market prices of the Shares. The Offer Price of $8.00 per Share represents a 56% premium over the closing price of the Shares on December 13, 2010 ($5.12), the last trading day before the Company signed the Merger Agreement and a 52% premium over the weighted average closing price of the Shares over the 30 trading days ended on December 13, 2010 ($5.25).

2. Strategic Alternatives.  The Company Board considered its belief that the value offered to stockholders in the Offer and the Merger was more favorable to the Company’s stockholders than the potential value that might have resulted to the Company’s stockholders from a broad range of strategic alternatives evaluated over the past several years by the Company Board, with the assistance of Company senior management and its advisors, including (i) remaining an independent Company and (ii) potential external growth through acquisition, in each case taking into account the potential benefits, risks and uncertainties associated with those other alternatives. The Company Board also considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with the Company. Although the Company did not actively seek offers from other potential purchasers, the Company Board noted that (as discussed below) the terms of the Merger Agreement permit the Company Board to solicit and consider alternative proposals and to terminate the Merger Agreement and enter into an agreement with a third-party to accept a Superior Proposal (as defined in the Merger Agreement).

3. Company’s Business and Financial Condition and Prospects.  The Company’s Board’s familiarity with the current and historical financial condition, results of operations, business strategy, competitive position, properties, assets and prospects of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer and the Merger compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended March 31, 2010).

4. Financial Advisor’s Fairness Opinion and Related Analyses.  The Company Board considered (i) the written opinion of Sawaya Segalas, dated December 14, 2010, to the effect that, as of such date, based on and subject to the various assumptions and limitations set forth in the written opinion, the consideration to be paid to holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Financial Advisor”, and (ii) the related financial analyses presented to the Company Board. The full text of the written opinion of Sawaya Segalas, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by Sawaya Segalas in connection with the opinion, is attached hereto as Annex II and is incorporated herein by reference. The Board was aware that Sawaya Segalas became entitled to certain fees upon the delivery of its fairness opinion. See Item 5 — “Persons/Assets Retained, Employed, Compensated or Used” for a discussion of the fees payable to Sawaya Segalas.

5. Certainty of Consideration.  The Company Board considered that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders compared to stock or other forms of consideration.

6. Likelihood of Completion; Certainty of Payment.  The Company Board considered its belief that the Offer and the Merger will likely be completed, based on, among other factors:

•	the absence of a financing contingency;

•	subject to the terms and conditions set forth in the Equity Commitment Letter, the agreement by H.I.G. Bayside Debt & LBO Fund II, L.P., an affiliate of Purchaser and Parent (“Investor”), to invest in Parent cash amounts sufficient to pay the Offer Price, and acquire Shares in connection with the Merger (see Item 3(b) — “Equity Commitment Letter” for a discussion of this financing arrangement);

•	subject to the terms and conditions set forth the Limited Guarantee, the guarantee by Investor of the due and punctual performance of all obligations of Parent and Purchaser under the Merger Agreement (see Item 3(b) — “Limited Guarantee” for a discussion of this guarantee);

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger, and the Company’s right as a third-party beneficiary to enforce the terms of the Equity Commitment Letter directly against Investor;

•	the fact that Investor has the financial capability to complete the transaction; and

•	the scope of the other conditions to completion, and the fact that the conditions to the Offer are specific and limited and, in the Company Board’s judgment, are likely to be satisfied.

7. The Company’s Operating and Financial Condition.  The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the

Company’s financial plan and prospects if it were to remain an independent public company, as well as the risks and uncertainties that the Company would face if it were to remain an independent public company, which risks and uncertainties include the risk factors described in the Company’s filings with the SEC. Such risk factors include, but are not limited to:

•	the significant ongoing costs and liability exposure related to product liability, economic injury, and securities litigation, although the Company’s recent announcement regarding the settlement of numerous personal injury and lawsuits mitigates this liability exposure (see Item 8 — “Product Liability Matters”);

•	the current regulatory environment, the uncertainty of which is reflected, in part, by Food and Drug Administration (“FDA”) actions in June 2009 that resulted in the removal from the market of the Company’s Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Swabs, which accounted for approximately 40% of the Company’s sales for the fiscal year ended March 31, 2009; and

•	the highly competitive nature of the consumer health products industry and the challenges the Company has faced as a small publicly-held company in managing its limited resources to, among other things, (i) effectively market a small product portfolio and achieve and maintain appropriate consumer and retailer acceptance and market penetration; (ii) develop and commercialize new or enhanced products; (iii) address substantial and increasing competition from existing or new store brand over-the-counter product; (iv) pursue acquisition opportunities; and (v) manage and fund ongoing and future litigation and regulatory matters.

8. Terms of the Merger Agreement.  The Company Board considered the fact that the terms of the Merger Agreement were determined through arm’s-length negotiations between the Company and its legal advisors, on the one hand, and Parent and Purchaser and their legal advisors, on the other hand. Among others, certain provisions of the Merger Agreement considered important by the Company Board were:

•	Tender Offer Structure. The fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Shares to be followed by a second step merger for the same cash consideration, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time;

•	Minimum Tender Condition. The consummation of the Offer being conditioned on the Minimum Tender Condition, which entails the tender in the Offer of at least a majority of the Shares outstanding on a fully-diluted basis at the Expiration Date and which, if satisfied, would demonstrate strong support for the Offer and the Merger by the Company’s stockholders;

•	Ability to Solicit a Superior Proposal. The opportunity to conduct, with the assistance of Sawaya Segalas, the Go-Shop process for 40 days following the date of the Merger Agreement to solicit a superior alternative transaction for the Company’s stockholders, if available, or confirm the advisability of the Offer and the Merger and, after the end of the Go-Shop, continue discussions with prospective purchasers that submit an acquisition proposal that would result in a transaction, if consummated, more favorable to the Company’s stockholders from a financial point of view (such proposal, subject to the certain additional requirements specified in the Merger Agreement, a “Superior Proposal”) or a proposal that is reasonably expected to result in a Superior Proposal after the end of the Go-Shop;

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The ability of the Company, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third-party that makes an unsolicited bona fide written proposal for an acquisition transaction;

•	Change in Recommendation; Ability to Accept a Superior Proposal. The Company Board’s right to withdraw, modify or amend its recommendation, recommend a superior proposal, or terminate the Merger Agreement under certain circumstances, including (i) if a material event or circumstance relating to the business, results of operations, assets or financial condition of the Company or its subsidiaries occurs, which was unknown to the Company Board as of the date of the Merger Agreement and which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the date on which Purchaser accepts any Shares for payment and (ii) to accept a Superior Proposal, subject to

Purchaser’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement and the Company’s obligation to pay a termination fee of $1,889,092 plus expenses up to $1 million in the case of a termination of the Merger Agreement by the Company to accept a Superior Proposal from a party that initiated such potentially Superior Proposal during the Go-Shop, and a $2,644,729 termination fee plus expenses up to $1 million in all other circumstances. The Company Board determined that the termination fee was reasonable and not a fee that would likely deter a third-party from making a Superior Proposal. In addition, the Company Board recognized that the provisions in the Merger Agreement relating to termination fees were insisted upon by Parent as a condition to entering into the Merger Agreement; and

•	Extension of the Offer. The fact that Parent and Purchaser will be required to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer (i) if during the Go-Shop at least one alternative prospective purchaser has submitted a Superior Proposal or an acquisition proposal that is reasonably expected to result in a Superior Proposal that, at the time of the initial expiration of the Offer, has not been rejected, withdrawn, terminated or expired or that no longer is, or reasonably expected to result in, a Superior Proposal or (ii) in the alternative, if the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has not occurred as of the initial expiration date of the Offer.

9. Appraisal Rights.  The Company Board considered the availability of statutory appraisal rights under Delaware law in the cash-out Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals following the Go-Shop period;

•	the fact that the Company must pay Parent a termination fee of $1,889,092 or $2,644,729 (in each case, plus expenses up to $1 million) if the Merger Agreement is terminated in certain circumstances;

•	the possibility that the termination fee payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated under certain limited circumstances, affect the Company’s ability to engage in another transaction for up to 12 months following the termination date;

•	the risk that the Offer may not receive the requisite tenders from the Company’s stockholders and therefore may not be consummated;

•	the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	the fact that the consummation of the Offer and the Merger will entitle certain executive officers of the Company to certain payments pursuant to the Change-of-Control Agreements, which are described in Item 3(a) below;

•	the nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company, or the combined company, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company’s operations; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the Company Board recommends that you accept the Offer, tender your Shares pursuant to the Offer and approve and adopt the
Merger Agreement.

4.	Opinion of Financial Advisor

Pursuant to the terms of an engagement letter, dated April 9, 2010, Sawaya Segalas was engaged to provide financial advisory services to us. We selected Sawaya Segalas as the Company’s financial advisor and to render a fairness opinion in connection with the Merger because Sawaya Segalas is a highly regarded investment banking firm with substantial experience in similar transactions and is familiar with the Company and the Company’s business. As part of its engagement, Sawaya Segalas was asked to render an opinion to the Company Board as to the fairness, from a financial point of view, to the holders of the Shares of the consideration to be received by such holders in the Offer and the Merger. No instructions were provided to and no limitations were imposed by the Company Board upon Sawaya Segalas with respect to the investigation made or the procedures followed by Sawaya Segalas in rendering its opinion.

On December 13, 2010, the Company Board met to consider the proposed Merger Agreement and the transactions contemplated by the Merger Agreement. At this meeting, representatives of Sawaya Segalas delivered Sawaya Segalas’ oral opinion to the Company Board, subsequently confirmed by delivery of the written opinion of Sawaya Segalas dated December 14, 2010 (the “Opinion”), the date of the Merger Agreement, to the effect that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered, and limitations on the review undertaken, the $8.00 per share in cash to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to those holders.

The full text of the Opinion, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the Opinion as set forth therein, is attached as Annex II.  The summary of the Opinion set forth below is qualified in its entirety by reference to the full text of the Opinion attached as Annex II. We encourage you to read the Opinion in its entirety.

The Opinion is directed to the Company Board and addresses only the fairness, from a financial point of view, to the holders of the Shares of the consideration to be paid to such holders in the Offer and the Merger. The Opinion is based upon economic, monetary and market conditions existing on, and the information made available to Sawaya Segalas as of, the date of the Opinion, and Sawaya Segalas assumed no responsibility to update or revise the

Opinion based upon events or circumstances occurring after the date of the Opinion. Sawaya Segalas was not asked to consider, and the Opinion does not address, the relative merits of the Offer and the Merger and other transactions or business strategies discussed by the Company Board as alternatives to the Offer and the Merger or the decision of the Company Board to proceed with the Offer and the Merger. Sawaya Segalas expressed no recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of the Shares should vote with respect to the Merger or any other matter.

Although Sawaya Segalas evaluated the fairness of the Offer and the Merger consideration from a financial point of view to the holders of the Shares, the consideration itself was determined through negotiations between the Company and H.I.G. The decision to approve and recommend the Offer, the Merger and the other transactions contemplated by the Merger Agreement was made independently by the Company Board. The Opinion was only one among many factors that the Company Board took into consideration in making its determination to approve and recommend the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

In connection with rendering the Opinion, Sawaya Segalas, among other things:

•	reviewed the financial terms and conditions of the Offer and the Merger as set forth in a draft Merger Agreement;

•	reviewed certain publicly available business and financial data relating to the Company, including the Company’s Annual Report on Form 10-K for the fiscal year (“FY”) ended March 31, 2010 and all financial statements contained therein and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 and all financial statements contained therein;

•	reviewed certain internal financial analyses and forecasts for the Company prepared by and furnished to Sawaya Segalas by the Company’s senior management (the “Forecasts”);

•	held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including the views of the Company’s management of the risks and uncertainties relating to the Company’s ability to achieve the Forecasts in the amounts and time periods contemplated thereby;

•	held discussions with members of the senior management of the Company regarding their assessment of the financial impact of the Company’s outstanding product liability and economic injury litigation, including the views of the Company’s management of the risks and uncertainties relating to such litigation, including the tentative settlement agreement entered into on December 13, 2010;

•	reviewed the historical market prices and trading activity for the Company’s common stock;

•	reviewed certain other communications from the Company to its stockholders;

•	compared certain financial information and stock market information for the Company with similar information of certain other publicly traded companies that Sawaya Segalas considered appropriate;

•	compared the financial terms of the Merger with the financial terms of certain business combinations in the consumer products industry specifically and in other industries generally that Sawaya Segalas considered appropriate;

•	participated in certain discussions and negotiations among representatives of the Company and H.I.G. and their financial and legal advisors; and

•	performed such other studies and analyses, and considered such other information, financial studies, analyses and investigations and financial, economic and other criteria, as Sawaya Segalas considered appropriate.

In conducting its review and preparing the Opinion, with the consent of the Company Board, Sawaya Segalas relied upon the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to Sawaya Segalas by the Company and assumed that there were no material changes in the Company’s business, operations, financial condition or prospects since the respective dates of such information. Sawaya Segalas did not independently verify this information, nor did Sawaya Segalas assume any responsibility to independently verify the same. Sawaya Segalas assumed that the information and financial forecasts, including the Forecasts, examined by it were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Company management as to the historical and future performance of the Company. Sawaya Segalas also relied upon assurances of Company management that they were unaware of any facts that would make the information or financial forecasts provided to Sawaya Segalas incomplete or misleading. Sawaya Segalas expressed no view as to any forecasts, including the Forecasts, or the assumptions underlying such forecasts. Sawaya Segalas did not make an independent evaluation or appraisal of the Company’s assets or liabilities (contingent or otherwise), nor was it furnished with any such evaluations or appraisals. In rendering the Opinion, Sawaya Segalas assumed, with the consent of the Company Board, that the final executed form of the Merger Agreement did not differ in any material respect from the draft it reviewed and that the parties to the Merger Agreement will comply with all of the material terms of the Merger Agreement, without amendments, modifications or waivers thereto.

In connection with rendering its opinion to the Company Board, Sawaya Segalas performed a variety of financial and comparative analyses. The material financial and comparative analyses performed by Sawaya Segalas are summarized below. The financial analyses are consistent with the type of financial analyses Sawaya Segalas would generally undertake in transactions of this type. The following summary, however, does not purport to be a complete description of the financial analyses performed and factors considered by Sawaya Segalas in connection with its opinion. Sawaya Segalas believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors without considering all analyses and factors could create a misleading or incomplete view of the processes underlying Sawaya Segalas’ analyses and opinion. The order of analyses described does not represent the relative importance or weight given to those analyses by Sawaya Segalas. Sawaya Segalas arrived at its ultimate opinion based on the results of all analyses undertaken by it, assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to the Company, the Offer or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the financial and operating characteristics of the target companies in the selected transactions. Mathematical analysis (such as determining the average or median) of the financial ratios of the selected companies or transactions is not in itself a meaningful method of using public company or precedent transaction data.

The estimates of the Company’s future performance provided by Company management or derived from public sources in or underlying Sawaya Segalas’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Sawaya Segalas considered industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s control. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Sawaya Segalas’ financial analyses, the tables must be read together with the full text of each summary and alone do not constitute a complete description of Sawaya Segalas’ financial analyses. Considering the data below without considering the accompanying full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Sawaya Segalas’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 14, 2010, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Sawaya Segalas reviewed the closing prices and trading volumes of the Company’s common stock on The NASDAQ Global Select Market from December 14, 2009 to December 13, 2010 (the last trading day prior to the delivery of the Opinion). Sawaya Segalas noted that during the period from December 14, 2009 to December 13, 2010, the high intra-day price for the Company’s common stock was $5.87 per share and the low intra-day price was $3.96 per share.

Sawaya Segalas also calculated the implied premiums represented by the $8.00 per share consideration to be received by holders of the Shares pursuant to the Offer and the Merger based on the following trading prices for the Company’s common stock:

•	the closing price on December 13, 2010, the last trading day before the announcement of the Merger ($5.12);

•	the closing price on the dates one week ($5.19) and four weeks ($5.23) prior to the announcement of the Merger;

•	the average trading prices over the 30-day ($5.26), 60-day ($5.20), 90-day ($5.12), 120-day ($5.01) and latest 12 month ($4.87) periods prior to the announcement of the Merger; and

•	the latest 52-week intra-day high ($5.87) and intra-day low ($3.96) trading prices prior to the announcement of the Merger.

The results of Sawaya Segalas’ calculations are reflected below:

Implied
Day/Period	Premium

December 13, 2010	56.3%
Date one week prior to announcement	54.1%
Date four weeks prior to announcement	53.0%
30-day average prior to announcement	52.1%
60-day average prior to announcement	53.8%
90-day average prior to announcement	56.3%
120-day average prior to announcement	59.7%
Latest 52-week average prior to announcement	64.2%
52-week high prior to announcement	36.3%
52-week low prior to announcement	102.0%

Premiums Paid Analysis

Using publicly available information, Sawaya Segalas also noted the premiums paid in certain pending and completed all-cash business combinations, excluding financial, government and utilities targets, announced after January 1, 2000, in which 100% of the target’s shares are being or have been acquired and the consideration paid or to be paid exceeded $25 million but did not exceed $500 million. Such transactions did not include targets where their stock was less than $1.00 a share.

Sawaya Segalas analyzed the ranges of premiums represented by the transaction consideration in those transactions based on each target’s closing stock price one day, one week and four weeks prior to announcement of the relevant transaction and the latest 52-week high stock prices prior to announcement for the applicable transaction and calculated the median premium for each such range for each of the calendar years from which the selected transactions were drawn. Sawaya Segalas compared those ranges of median premiums for each such year to the implied premium represented by the $8.00 per share consideration to be received pursuant to the Offer and the Merger based on the closing price of the Company’s common stock one day, one week and four weeks prior to the announcement of the Merger and on the latest 12-month high stock price prior to announcement of the Merger as described above. The results of this analysis appear in the following table:

				52-Week
	1-Day Prior	1-Week Prior	4-Week Prior	High

Matrixx Merger Consideration of $8.00	56.3%	54.1%	53.0%	36.3%
YTD 2010 Median Premium	32.3%	34.6%	40.0%	0.2%
2009 Median Premium	34.3%	35.1%	45.3%	0.1%
2008 Median Premium	34.0%	37.3%	34.8%	−7.9%
2007 Median Premium	28.6%	30.7%	32.3%	−4.2%
2006 Median Premium	21.5%	24.2%	29.8%	−0.7%
2005 Median Premium	27.8%	26.5%	32.4%	−9.2%
2004 Median Premium	22.9%	27.3%	30.5%	−2.7%
2003 Median Premium	36.0%	40.3%	43.6%	−3.9%
2002 Median Premium	32.7%	44.5%	49.8%	−0.5%
2001 Median Premium	39.1%	47.0%	60.5%	−7.4%
2000 Median Premium	39.0%	44.9%	58.6%	0.0%

Selected Companies Analysis

Sawaya Segalas reviewed and compared selected financial data of the Company with similar data of the following group of publicly traded companies in the consumer products industry:

•	Prestige Brands Holding, Inc.

•	Omega Pharma NV

•	Energizer Holdings, Inc.

•	WD-40 Company

•	Church & Dwight Co., Inc.

Although none of the selected companies are directly comparable to the Company, the companies included were chosen by Sawaya Segalas because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company. Sawaya Segalas noted that of the selected companies, Prestige Brands Holding, Inc. and Omega Pharma NV were most comparable to the Company.

Segalas calculated and compared various financial multiples and ratios of these selected companies and the Company including, among other things:

•	enterprise value as a multiple of:

(1) earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for the last twelve months, or LTM Period,

(2) earnings before interest and taxes, referred to as EBIT, for the LTM Period,

(3) estimated EBITDA for calendar year (“CY”) 2010, and

(4) estimated EBITDA for CY 2011;

•	the December 10, 2010 closing stock price as a multiple of estimated CY 2010 and CY 2011 earnings per share, referred to as the estimated CY 2010 P/E and estimated CY 2011 P/E, respectively.

Financial data for the selected companies were based on publicly available information for the LTM Period and ThomsonOne Consensus for estimates for CY 2010 and CY 2011 available as of December 10, 2010. Financial data for the Company were based on information provided for the LTM Period and the Forecasts estimated for FY 2011 and FY 2012. Sawaya Segalas calculated the multiples referred to above for the selected companies based on their respective closing stock prices as of December 13, 2010. Sawaya Segalas calculated the same multiples for the Company based on the $8.00 price per share payable in the Offer and the Merger and based on the Company’s closing stock price as of December 13, 2010. The following table shows the results of the calculated and derived multiples for the selected companies and the Company, respectively.

Matrixx Based on
			Matrixx Based on	December 13, 2010
	Low/High Range	Mean/Median	$8.00 Merger Price	Closing Stock Price

Enterprise Value to LTM Period EBITDA	7.9x-10.7x	9.4x/9.7x	Not Meaningful	Not Meaningful
Enterprise Value to LTM Period EBIT	8.6x-13.1x	10.8x/11.3x	Not Meaningful	Not Meaningful
Enterprise Value to CY 2010E EBITDA	8.1x-10.5x	9.0x/8.9x	13.7x	8.6x
Enterprise Value to CY 2011E EBITDA	7.4x-9.8x	8.5x/8.6x	8.2x	5.1x
CY 2010E P/E	11.8x-18.5x	15.0x/14.9x	44.4x	28.5x
CY 2011E P/E	10.2x-16.9x	13.3x/12.7x	18.7x	12.0x

Based on the foregoing, Sawaya Segalas applied an illustrative range of EBITDA multiples of 8.0x through 10.0x and 7.0x through 9.0x, respectively, to the Company’s FY 2011 and FY 2012 estimated EBITDA based on the Forecasts, and determined an implied reference price per share range for the Company’s common stock of $4.83 to $5.93 per share (based on FY 2011) and $6.85 to $8.70 per share (based on FY 2012). Sawaya Segalas also applied multiples of 9.0x through 11.0x to the Company’s FY 2011 and FY 2012 estimated earnings per share based on the Forecasts, and determined an implied reference price per share range for the Company’s common stock of $1.62 to $1.98 (for FY 2011) and $3.84 to $4.70 (for FY 2012).

Selected Transactions Analysis

Sawaya Segalas analyzed certain publicly available information for 11 selected merger and acquisition transactions in the over-the-counter pharmaceutical and personal care industries since February 2004. These companies or brands all had an enterprise value less than $600 million. Although none of the selected transactions are directly comparable to the Company, the selected transactions were chosen by Sawaya Segalas because they included targets with operations that for purposes of analysis may be considered similar to certain operations of the Company.

These transactions (listed by acquirer/target) were:

•	Prestige Brands Holdings, Inc./Blacksmith Brands Holdings, Inc. (September 2010)

•	Martek Biosciences Corporation/Amerifit Brands Inc. (January 2009)

•	Church & Dwight Co, Inc./Del Pharmaceuticals, Inc. (April 2008)

•	Chattem, Inc./Johnson & Johnson and Pfizer Inc. Consumer Brands (October 2006)

•	Adam’s Respiratory Therapeutics, Inc./Delsym Cough Suppressant (May 2006)

•	Prestige Brands Holdings, Inc./Wartner (September 2006)

•	Allied Capital/Pharmaceutical Holdings, Inc. (July 2005)

•	Prestige Brands Holdings, Inc./Vetco, Inc. (October 2004)

•	Kelso & Company/Del Laboratories Inc. (July 2004)

•	GTCR/Prestige Brands Holdings, Inc. (February 2004)

•	GTCR/Medtech Inc. (January 2004)

Based on publicly available information, Sawaya Segalas analyzed each transaction to determine the multiple for each transaction of enterprise value to LTM EBITDA. Sawaya Segalas noted that a number of the selected transactions included benefits from certain tax attributes which were reflected in the LTM EBITDA multiples presented. Sawaya Segalas further noted that a number of the transactions specific to private equity buyers also included a high ratio of leverage to equity which contributed to the value being paid in such other transactions. Sawaya Segalas noted that the Offer assumed no leverage and that leverage may not be available to a purchaser of the Company on a stand-alone basis at this time.

The following table shows the results of this analysis.

Low/High Multiple
	Range for		Mean/Median for
	Selected		Selected
Latest Twelve Months	Transactions		Transactions

EBITDA	4.9x – 10.0	x	7.6/7.6x

Based on the foregoing, Sawaya Segalas applied illustrative multiples of 5.5x through 7.5x to the Company’s FY 2011 and FY 2012 estimated EBITDA, and determined an implied price per share range for the Company’s common stock of $3.45 to $4.55 (for FY 2011 estimated EBITDA) and $5.47 to $7.31 (for FY 2012 estimated EBITDA).

Discounted Equity Value Analysis

Sawaya Segalas performed an analysis of the present value of the illustrative future prices per share of the Company’s common stock, using the Forecasts estimated for fiscal years FY 2011 to FY 2015 furnished to Sawaya Segalas. For this analysis, Sawaya Segalas calculated the illustrative future values per share of the Company’s common stock by applying illustrative price to earnings multiples ranging from 9.0x to 11.0x to estimates of the Company’s fully diluted earnings per share. In addition, Sawaya Segalas added the projected FY 2015 net cash balance, taking into account the Company’s estimates for working capital needs of the Company, to the equity value contributed from earnings in order to estimate total future equity value. The illustrative future values per share of the Company common stock in FY 2015 were then discounted to present value using discount rates ranging from 14.0% to 16.0%.

This analysis indicated a range of present values of the illustrative future prices per share of the Company common stock of approximately $6.19 to $7.58, as compared to the Offer and Merger consideration of $8.00 per share. The range of multiples was estimated by Sawaya Segalas utilizing its professional judgment and experience, taking into account the historical trading multiples of the Company. The discount rates were derived based on the analysis of the Company’s weighted average cost of capital and on the experience and judgment of Sawaya Segalas. The weighted average cost of capital is determined by the sum of (a) the market value of equity as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated cost of equity, and (b) the market value of debt as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the capital asset pricing model which took into account the Company’s beta (a measure of the sensitivity of an asset’s returns to market returns), betas of comparable companies, the risk-free rate, a historical equity market risk premium and a size risk premium which was sourced from the Ibbotson SBBI Valuation Yearbook.

Discounted Cash Flow Analysis

Sawaya Segalas performed a discounted cash flow analysis to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that Company’s business was projected to generate for the period from FY 2011 through FY 2015, based on the Forecasts. These cash flows were discounted to a present value using discount rates ranging from 14.0% to 16.0%.

To calculate the implied enterprise value range for the Company, the discounted cash flows were added to a range of estimated terminal values for the business, which were calculated by using the EBITDA exit multiple methodology. This method calculates the “terminal” value by applying illustrative multiples ranging from 5.5x to 7.5x to the projected FY 2015 EBITDA. The implied terminal values were then discounted to present value using

14.0% to 16.0% discount rates. The present values of the implied terminal values of the business were then added to the present value of the after-tax free cash flows to arrive at a range of enterprise values. The enterprise values were then increased by the Company’s net cash balance, taking into account the Company’s estimates for working capital needs of the Company, as of November 30, 2010, arriving at a range of equity values.

This analysis indicated an implied reference price per share range for the Company’s common stock of $7.10 to $9.29.

Illustrative Private Equity Buyout Analysis

Sawaya Segalas performed an illustrative analysis of the range of prices per share of the Company’s common stock that could theoretically be paid on an unlevered basis to realize internal rates of return on equity of 20% to 30% if the Company were acquired as of December 31, 2010 in a buyout and this investment in the Company were realized, after FY 2015, based on illustrative multiples of Company management’s estimated EBITDA for FY 2015 ranging from 5.5x to 7.5x. Sawaya Segalas noted that at this time the Company would likely not be able to obtain meaningful leverage in light of the Company’s negative LTM EBITDA, lack of credit history and on-going exposure to potential additional litigation. For purposes of this analysis, Sawaya Segalas utilized outstanding share and stock option information as of December 13, 2010 provided by the Company’s management.

Based on the foregoing assumptions, Sawaya Segalas calculated that the equity investors in a buyout of the Company could pay a price of $3.90 to $7.10 per share of the Company’s common stock.

Other Factors

In rendering its opinion, Sawaya Segalas also reviewed and considered other factors for reference and informational purposes, including stock price targets for the Company’s common stock in recently published, publicly available Wall Street research analyst reports, noting that the Company was actively followed by only one analyst. The 12-month stock price target of $8.50 per share was discounted to present value utilizing a selected discount rate of 15.0% and resulting in a present value of $7.39 per share.

Information Regarding Sawaya Segalas

Sawaya Segalas & Co., LLC is a highly regarded investment banking firm with substantial experience in the consumer products industry. Sawaya Segalas, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes.

For information with respect to the compensation payable to Sawaya Segalas for its services as exclusive financial advisor to the Company in connection with the transaction, see Item 5 of this Schedule.

SOLICITATION/RECOMMENDATION STATEMENT

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address.  The name of the subject company is Matrixx Initiatives, Inc. and it is a Delaware corporation. The address of the principal executive offices of the Company is 8515 E. Anderson Drive, Scottsdale, Arizona 85255, and the Company’s telephone number is (602) 385-8888.

(b) Securities.  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock of the Company, par value $0.001 per share, including the associated Rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, between the Company and Corporate Stock Transfer, Inc. (as amended, the “Rights Agreement”). As of the close of business on November 30, 2010, there were 9,398,587 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address.  The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule relates to a tender offer by Purchaser to purchase for cash all outstanding Shares not held by Purchaser or Parent at a price of $8.00 per Share, net to the stockholder in cash, without interest thereon, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Offer is being made pursuant to the Merger Agreement by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will merge with and into the Company, and each Share not acquired in the Offer (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their wholly-owned subsidiaries, and Shares held by stockholders who properly demand appraisal rights) will be cancelled and converted into the right to receive the Offer Price. Following the Effective Time, the Company will continue as a wholly-owned subsidiary of Parent.

The initial expiration date of the Offer is 11:59 p.m., New York City time, on January 24, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The Company has provided Purchaser with the names and addresses of all record holders of the Shares, security position listings, beneficial owner lists and any other listings on computer files containing the names and addresses of all record and beneficial holders of the Shares for the purpose of disseminating the Offer to the holders of Shares. Purchaser mailed the Offer to Purchase, the related Letter of Transmittal and this Schedule on or about December 22, 2010 to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is in care of H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found on the SEC’s website at www.sec.gov or on the Company’s website at www.matrixxinc.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after acquiring Shares representing at least a majority of the Shares pursuant to the Offer) to designate to the Company Board, other than at a meeting of the stockholders of the Company, such number of directors as is equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the total number of Shares then outstanding (on a fully-diluted basis). The Information Statement is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Company Board have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, attached hereto as Annex I, including the information under the headings “What are the elements of the Company’s compensation program?”, “Agreements with Named Executive Officers”, “Potential Payments Upon Termination or Change-of-Control”, and “Director Compensation.”

Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer

The Company has granted forfeitable Shares (the “Restricted Stock”) under the Matrixx Initiatives Inc. 2001 Long-Term Incentive Plan, as amended (the “Company Stock Plan”), to its executive officers and its non-employee directors. The acceptance by Purchaser of 15% or more of the Shares pursuant to the Offer will constitute a “change of control” under the Company Stock Plan that will cause each Share of Restricted Stock granted to executive officers and non-employee directors to vest and become non-forfeitable in accordance with the terms of the Company Stock Plan.

As of November 30, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 253,178 Shares, including 97,285 Shares of Restricted Stock (in addition to Shares issuable upon exercise of options, which are discussed below). Pursuant to the Merger Agreement and the terms of the Company Stock Plan, each outstanding Share of Restricted Stock will vest in full upon acceptance of the Shares for payment by Purchaser and, if not tendered into the Offer, as of the Effective Time, will be converted to the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash for each such Share equal to the Offer Price), less any required withholding taxes. If the directors and executive officers were to tender all 253,178 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $2,025,424 in cash for those Shares. The foregoing stock ownership summary does not include the Director Award Shares discussed below in Footnote (1) to the Non-Employee Director Restricted Stock Table.

The beneficial ownership of Shares, including Shares of Restricted Stock held by each director and executive officer, is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Grants of Plan-Based Awards in Fiscal 2010” and “Outstanding Equity Awards at Fiscal 2010 Year-End.” The table below sets forth the number of Shares of Restricted Stock held by executive officers of the Company that will vest at the Effective Time, and the amount of cash consideration they will receive for those Shares.

Executive Officer	Restricted Stock	Cash Consideration

William J. Hemelt	23,158	$185,264
Samuel C. Cowley	23,647	$189,176
Timothy L. Clarot	15,078	$120,624
James A. Marini	15,014	$120,112
William J. Barba(1)	1,400	$11,200

(1)	Consistent with the Company’s past practices, upon the appointment of Mr. Barba to the position of Vice President, Finance and Accounting, on May 6, 2010, Mr. Barba was entitled to receive a Restricted Stock Award equal to then-current base salary ($175,000) divided by the Nasdaq closing price of the Shares on that date, $4.96. This would have resulted in a grant to Mr. Barba of 35,283 Shares of Restricted Stock. On that date, however, the Compensation Committee determined not to approve a Restricted Stock grant to Mr. Barba because of the ongoing, non-public discussions between the Company and affiliates of Parent and Purchaser regarding a potential acquisition of the Company. On December 13, 2010, the Compensation Committee approved a cash award to Mr. Barba in the amount of $282,264, payable upon the consummation of the Offer, reflecting the cash payment that Mr. Barba would have received in connection with the Offer had he received the 35,283 Shares of Restricted Stock on May 6, 2010. Those Shares would have fully vested as a result of the consummation of the Offer, which would have resulted in a cash payment to Mr. Barba in an amount equal to the number of Shares of Restricted Stock (35,283) multiplied by the Offer Price ($8.00), or $282,264.

The table below sets forth the number of Shares of Restricted Stock held by non-employee directors of the Company that will vest at the Effective Time, and the amount of cash consideration they will receive for those Shares.

Non-Employee Directors	Restricted Stock(1)	Cash Consideration

William C. Egan	9,375	$75,000
Lori H. Bush	11,900	$95,200
John M. Clayton	11,593	$92,744
L. White Matthews III	9,375	$75,000
Michael A. Zeher	9,375	$75,000

(1)	As part of the non-employee directors’ standard annual compensation, on the first business day of each calendar year the Company grants Restricted Stock Awards to each of the Company’s non-employee directors equal to $75,000 divided by the closing price of the Shares on Nasdaq on that date, rounded up to the nearest share (“Director Award Shares”). For purposes of estimating the number of Director Award Shares to be granted on the first business day of 2011 (January 3, 2011), the table assumes a closing price of $8.00 per share, resulting in an assumed grant of 9,375 Director Award Shares to each director on that date. The estimated number of Director Award Shares is included in the table.

Treatment of Options

Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary so that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under the Company Stock Plan that is outstanding and unexercised as of the Effective Time (whether vested or unvested) will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the total number of Shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share for such Option, less any required withholding taxes (the “Option Cash Payment”). As a result, as of the Effective Time, each Option will automatically cease to be outstanding, and each holder of an Option will cease to have any rights other than the right to receive the Option Cash Payment.

As of November 30, 2010, the directors and executive officers of the Company held, in the aggregate, Options to purchase 179,700 Shares. As of December 14, 2010, none of the Options had an exercise price less than the Offer Price; therefore, based on the Offer Price, none of the directors and executive officers holding Options would be entitled to an Option Cash Payment. The beneficial ownership of Options held by each director and executive officer is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Grants of Plan Based Awards in Fiscal 2010” and “Outstanding Equity Awards at Fiscal 2010 Year-End.”

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the Merger, including the disposition of Shares by each individual who is a director or executive officer of the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Change-of-Control Agreements

The Company has entered into change-of-control agreements with certain of its executive officers (the “Change-of-Control Agreements”), the terms of which are substantially similar. The Company entered into these agreements in order to provide stability to its key management if the Company experiences a change-of-control. The agreements provide a severance payment to each executive officer if such officer’s employment is terminated by the Company without “cause”, or by the executive for “good reason”, in each case within one year following a change-of-control of the Company. In the event of an officer’s death or disability, termination for “cause,” termination by an executive officer without “good reason” or termination by the executive officer or the Company for any or no reason before a change-of-control occurs or more than one year after a change-of-control has occurred, the executive officer will not receive payments under the Change-of-Control Agreement.

The severance payment is an amount equal to (a) one times the executive officer’s base salary in effect at the time of his or her separation from service plus (b) the average of the annual incentive bonuses paid to the executive officer for the two fiscal years immediately preceding the fiscal year in which the change-of-control occurs. The severance payment will be paid to each executive officer in one lump sum on the first day of the seventh month following his separation from service, provided that the executive officer must execute a release agreement reasonably requested by the Company. Assuming that the change-of-control occurs during the current fiscal year ending March 31, 2011, and that the executive officers experience a qualifying termination of employment after such time, each executive officer would be eligible to receive the following severance payments: Mr. Hemelt $955,136; Mr. Cowley $585,526; Mr. Clarot $481,379; Mr. Marini $530,435; and Mr. Barba $234,508.

In addition, under each Change-of-Control Agreement, each executive is entitled to receive continuation of the Company’s group health plan coverage under COBRA. The Company will pay the portion of the employer’s share of the cost of the premium for 18 months of the COBRA coverage period (in accordance with any premium cost-sharing arrangement in effect as of the date of termination).

Pursuant to the Merger Agreement, Purchaser acknowledges that acceptance of the Shares for payment by Purchaser in connection with the Offer will constitute a “change in control” or “change of control” (or other event with similar import) for the purposes of employment agreements, compensation plans, benefit plans and similar arrangements and Purchaser acknowledges that Mr. Hemelt and Mr. Cowley will have “good reason” to terminate their service to the Company upon the Effective Time, when the Company is no longer a public company. As a result, if Mr. Hemelt or Mr. Cowley elect to terminate their service to the Company at any time within the one (1) year following the Effective Time, they will receive a severance payment equal to the amount determined in accordance with the formula above as of the date of their separation from service.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Form of Amended and Restated Change-of-Control Agreement, which has been filed as Exhibit (e)(4) to this Schedule and is incorporated herein by reference. Further information relating to severance payments or change-of-control payments under the Change-of-Control Agreements is set forth in the Information Statement under the heading “Potential Payments Upon Termination or Change-of-Control”.

Employee Benefit Matters

Under the terms of the Merger Agreement, Parent agrees that the employees of the Company and its subsidiaries who continue employment with Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (“Affected Employees”) will:

(i) during the period commencing at the earlier of the Effective Time and the Board Control Date (as defined below) and ending on March 31, 2011:

(A) be provided with base salaries that are no less than the base salaries provided by the Company and its subsidiaries immediately prior to the Effective Time,

(B) be provided with employee benefits (other than any equity-based benefit) that are substantially similar in the aggregate to the benefits (other than any equity-based benefits) provided by the Company and its subsidiaries as of the date of the Merger Agreement under the Company Plans (as defined in the Merger Agreement), and

(C) remain subject to, and be eligible to receive payment in respect of the bonus or incentive opportunity earned under, as applicable, the fiscal year 2011 non-officer bonus plan and the fiscal year 2011 incentive plan for executive officers. For purposes of determining the Company’s net income under such plans for fiscal year 2011, one-time charges related to the Settlement Agreement, any settlement of the economic injury claims against the Company (both as discussed below under “Product Liability Matters”) or related to the Merger will be disregarded; and

(ii) during the period commencing April 1, 2011 and ending on March 31, 2012, be provided with:

(A) base salary and bonus opportunities (including annual bonus and incentive opportunities, but other than any equity-based bonus or incentive opportunities) that are no less than the base salary and bonus opportunities (other than any equity-based bonus or incentive opportunities) provided by the Company and its subsidiaries immediately prior to the Effective Time, and

(B) employee benefits (other than any equity-based benefit) that are substantially similar in the aggregate to the benefits (other than any equity-based benefits) provided by the Company and its subsidiaries as of the date hereof under the Company Plans.

Following the Effective Time (or, if earlier, the date that Purchaser’s designees are elected or designated to the Company Board (the “Board Control Date”), Parent, the Surviving Corporation and any subsidiary of the Surviving Corporation will honor all employment, retention, change in control or severance agreements entered into by the Company and disclosed to Parent as of the date of the Merger Agreement’s execution.

If the closing of the Merger occurs prior to March 31, 2011, all Company employees or officers who are employed with the Company or any of its subsidiaries immediately prior to the Effective Time or, if earlier, the Board Control Date, and who are terminated by the Surviving Corporation or any subsidiary of the Surviving Corporation prior to March 31, 2011, and, at March 31, 2011, would have been eligible to receive an annual or incentive bonus if still employed by the Company or any of its subsidiaries, will receive such bonus, based on the Company’s actual performance for the entire 2011 fiscal year but pro rated to the date of their departure from the Surviving Corporation based on the number of days such employee was employed by the Company or any of its subsidiaries during fiscal year 2011. Assuming that (i) the Merger closes on January 27, 2011, (ii) each of the executive officers are terminated by the Surviving Corporation on such date and (iii) the Company meets its 2011 incentive plan goals, each executive officer would be eligible to receive the following cash incentive awards: Mr. Hemelt $196,507; Mr. Cowley $91,358; Mr. Clarot $59,417; Mr. Marini $84,196; and Mr. Barba $47,162.

Parent (or its affiliate) will cause any Parent employee benefit plans in which the Affected Employees are entitled to participate to take into account, for purposes of eligibility, vesting (and, for purposes of vacation/paid time-off and severance, level of benefits thereunder), service with the Company and its subsidiaries as if such service were with Parent or its affiliate, to the same extent such service was credited under a comparable Company benefit plan as of the Effective Time (except to the extent it would result in a duplication of benefits). Parent will, and will cause its direct and indirect subsidiaries (including the Surviving Corporation) to (i) waive all limitations as to preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to each Affected Employee under any health benefit plan in which an Affected Employee is eligible to participate after the Effective Time, and in the plan year in which the Effective Time occurs, to the same extent such conditions and waiting periods were waived or satisfied under a similar Company benefit plan as of the closing of the Merger and (ii) provide credit for any co-payments, deductibles and other out-of-pocket expenses paid by an Affected Employee prior to the Effective Time and in the plan year in which the Effective Time occurs under the terms of any corresponding Company benefit plan.

Hemelt Insurance Agreement

The Company Board approved an agreement with Mr. Hemelt on October 18, 2006, which requires the Company to transfer a life insurance policy to Mr. Hemelt upon his termination of employment, for any reason, from the Company. In addition, upon the transfer of the policy, the Company must pay to Mr. Hemelt an amount equal to the total federal and state taxes that could be imposed with respect to the income tax payable upon the transfer and assignment of the policy. If the Effective Time occurs on January 31, 2011 and Mr. Hemelt’s employment terminates at that time, the face amount and cash surrender value of the insurance policy would be $400,000 and $50,218, respectively and the tax gross-up payment associated with the policy at that date would be approximately $27,815.

Indemnification and Insurance

Consistent with Section 102(b)(7) of the DGCL, the Company’s Certificate of Incorporation (the “Certificate”) provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds; or (iv) any transaction from which the director derived an improper personal benefit.

In addition, the Certificate provides that the Company shall to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses pursuant to the Certificate or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators.

The DGCL provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The DGCL also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company has a standard policy of directors’ and officers’ liability insurance covering directors and officers of the Company and its subsidiaries with respect to liabilities incurred as a result of their service in such capacities.

The Merger Agreement provides that from and after the Effective Time, Parent and the Surviving Corporation will provide indemnification to the fullest extent permitted under applicable law (and Parent will also advance expenses in defense of claims as incurred to the fullest extent permitted by applicable law) for each present or former officer or director of the Company or any of its subsidiaries against claims and losses arising out of or related to such persons’ service as a director or officer of the Company or any of its subsidiaries at or prior to the Effective Time, whether asserted before, at or after the Effective Time.

The Merger Agreement provides that, prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies; and (ii) the Company existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least 6 years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), with terms and conditions of liability that are at least as favorable to the insureds as the Company’s current policies. If the Company or the Surviving Corporation for any reason fail to obtain such insurance policies as of the Effective Time, Parent shall (or shall cause the Surviving Corporation to) either (i) maintain in effect for a period of at least 6 years from and after the Effective Date the current D&O Insurance, with terms and conditions that are at least as favorable to the insureds as the Company’s current policies, or (ii) use reasonable best efforts to obtain comparable D&O Insurance for such 6-year period, with terms and conditions that are at least as favorable to the insureds as the Company’s current policies. In accordance with the Merger Agreement, Parent or the Surviving Corporation will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 300% of the current annual premium; and, if the annual premiums of such coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Consistent with the foregoing, the Company’s directors and certain of its current and former executive officers are currently being indemnified against the payment of fees and expenses in connection with certain outstanding litigation matters and have each provided to the Company an undertaking that provides for the repayment of such fees and expenses if it shall be ultimately determined by a final judicial decision from which there is no further right to appeal that he or she is not entitled to be indemnified by the Company pursuant to the Certificate or otherwise.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

(b)	Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer.

The Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule, are incorporated in this Schedule by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide Company stockholders with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Merger Agreement (1) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (2) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (3) will not survive consummation of the Merger, (4) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (6) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third party beneficiaries under the Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

Equity Commitment Letter

On December 14, 2010, simultaneously with the execution of the Merger Agreement, Investor provided a commitment letter to Parent (the “Equity Commitment Letter”) obligating the Investor to purchase equity of Parent for an aggregate amount of cash up to $75,188,696, which commitment shall be made in two parts: (i) an amount up to the product of the Offer Price multiplied by the number of Shares validly tendered and not properly withdrawn pursuant to the Offer will be contributed on the date that Purchaser accepts for payment and pays for Shares, which amount will fund the payment for such Shares, and (ii) the remainder of the commitment will be contributed at the Effective Time to fund the acquisition of Shares in connection with the Merger and, in each case, the payment of related fees and expenses. Investor’s obligation to fund the financing contemplated by the Equity Commitment Letter is generally subject to the following conditions: (a) with respect to the obligations to accept for payment and pay for any validly tendered and not properly withdrawn Shares, the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Purchaser’s obligations to consummate the Offer, and (b) with respect to the Shares to be paid for at the time of the Merger, the satisfaction or waiver by Parent of the conditions to Parent’s and Purchaser’s obligations to effect the Merger. Investor may reduce the amount it is required to contribute under the Equity Commitment Letter if and only to the extent Parent otherwise obtains the funds necessary to consummate the Offer and the Merger (such as, for example, any equity or debt amounts funded to Parent other than by Investor, or borrowing of funds from a third-party by Parent facilitated by Investor). The Company is a third-party beneficiary of the Commitment Letter and, as such, shall have the right to enforce Investor’s funding obligations under the Equity Commitment Letter directly against Investor.

This summary does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Limited Guarantee

On December 14, 2010, simultaneously with the execution of the Merger Agreement, Investor provided a Limited Guarantee (the “Limited Guarantee”) in favor of the Company guaranteeing the due and punctual payment, performance and discharge of all liabilities and obligations of Parent and Purchaser (or each of them) pursuant to the Merger Agreement, including payment of funds related to any specific performance remedy pursued by the Company in the event of a breach of the Merger Agreement. The maximum aggregate liability of Investor, Parent and Purchaser under the Equity Commitment Letter, the Merger Agreement and the Limited Guarantee cannot exceed $75,188,696.

This summary does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The Exclusivity and Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and H.I.G. Middle Market LLC, an affiliate of Parent and Purchaser, entered into an exclusivity and confidentiality agreement, dated as of March 26, 2010 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, H.I.G. Middle Market LLC and its representatives agreed, subject to certain exceptions, that it would not:

(i) for a period of one year from the date thereof, solicit for employment any of the current officers or employees of the Company, without obtaining the Company’s prior written consent; or

(ii) until the earlier of one year from the date thereof and the time of public announcement by the Company that the Company has entered into a definitive agreement with a third-party relating to a transaction in which the third-party will acquire all of the outstanding capital stock of the Company:

(a) acquire, propose, or offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any securities of the Company or any of its subsidiaries, or of any successor to or person in control of the Company, or any assets of the Company or any of its subsidiaries or divisions or of any such successor or controlling person;

(b) make, or in any way participate, directly or indirectly, in any “solicitation” or “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person or entity with respect to the voting of any securities of the Company or otherwise seek to control or influence the management of the Company or its Board of Directors;

(c) make any public announcement, or submit a proposal (with or without conditions) with respect to any extraordinary transaction involving the Company or any of its securities or assets, or take any action that might force the Company to make a public announcement, in both cases regarding the matters set forth in clauses (a)-(b); or

(d) form, join, or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing clauses (a) through (c).

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(10) to this Schedule and are incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Tender Condition, and from time to time thereafter, Purchaser is entitled to designate directors to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the total number of Shares then outstanding (on a fully-diluted basis). The Company has agreed, upon Purchaser’s exercise of such right, to use its best efforts to take all such actions as necessary to cause Purchaser’s designees to be elected or designated to the Company Board at such time, including increasing the size of the Company Board and seeking and accepting resignations from incumbent directors. The Company shall also cause the directors elected or designated by Purchaser to the Company Board to serve on and constitute the same percentage of each committee of the Company Board as such directors represent on the Company Board.

In the event that Purchaser’s directors are elected or designated to the Company Board, then until the Effective Time, the Company and Parent shall use reasonable best efforts to cause (i) at least 3 of the current members of the Company Board (the “Existing Directors”) to remain as directors on the Company Board, (ii) the Existing Directors to remain as members of the audit committee of the Company Board, and (iii) such audit committee to comply with all requirements of the securities laws and the Nasdaq applicable thereto (collectively, the “Audit Committee Requirement”). If any Existing Director is unable to serve due to death, disability or resignation, the remaining Existing Director(s) (or, if none of the Existing Directors are then in office, the members of the Company Board) shall be entitled to elect or designate another person (or persons) in conformity with the bylaws of the Company who will satisfy the Audit Committee Requirements to fill such vacancy and each such person shall be deemed to be an

Existing Director. Notwithstanding the foregoing, at any time prior to the Effective Time when Purchaser’s designees constitute a majority of the Company Board, Purchaser shall cause such designees not to approve any amendment or termination by the Company of, or any waiver by the Company of, any of its rights under, the Merger Agreement that would adversely affect the holders of Shares (other than Parent and Purchaser) or extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, unless such action is approved by a majority of the Existing Directors. The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Recommendation of the Company Board

After careful consideration by the Company Board, including a thorough review of the Offer with the assistance of its legal advisors and the Company’s senior management and financial advisor, at a meeting held on December 13, 2010, the Company Board:

(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

(iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and approve and adopt the Merger Agreement (see Item 8 — “Stockholders’ Meeting” for a discussion of circumstances in which adoption of the Merger Agreement by the stockholders is required by law).

Accordingly, and for other reasons described in more detail under “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD,” the Company Board unanimously recommends that you accept the Offer, tender your Shares pursuant to the Offer and approve and adopt the Merger Agreement.

(b)	Background of the Transaction

See “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Background of the Transaction” above.

(c)	Reasons for the Recommendation of the Company Board

See “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Reasons for the Recommendation of the Company Board” above.

(d)	Opinion of Financial Advisor.

See “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Opinion of Financial Advisor” above.

(e)	Intent to Tender

To the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement and approval of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Pursuant to an engagement letter dated April 9, 2010, with the Company, Sawaya Segalas was formally retained to provide financial advisory services and a financial opinion letter in connection with any transaction or series of transactions involving a sale of 50% or more of the outstanding capital stock of the Company, and the Company agreed to pay fees for its services in connection with any such transaction.

Under the terms of Sawaya Segalas’ engagement, Sawaya Segalas acted as financial advisor to the Company in connection with the Offer and the Merger and will receive from the Company a cash fee that is contingent upon the consummation of the Offer and the Merger equal to 2.0% of the aggregate consideration received by the Company and/or its stockholders (including consideration received by holders of any warrants, stock purchase rights or convertible securities of the Company and by holders of options or stock appreciation rights issued by the Company) in the Offer and the Merger, plus the amount of any debt securities or other long-term or contingent liabilities assumed, redeemed or remaining outstanding or equity securities redeemed or remaining outstanding in connection with the Offer and the Merger, subject to a minimum fee of $1,500,000 upon consummation of the Offer and the Merger. Sawaya Segalas has also received or is entitled to receive (a) a cash retainer fee from the Company of $50,000 upon the execution of the engagement letter, (b) a quarterly cash retainer fee of $50,000 payable in advance of each quarter for the period commencing on July 1, 2010 and ending on March 31, 2011 and (c) a cash fee of $500,000 for providing and upon delivery of the fairness opinion, all of which will be credited against the fee payable upon the consummation of the Offer and the Merger. The opinion fee was not contingent upon the consummation of the Offer or the Merger. Whether or not the Offer or the Merger is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of Sawaya Segalas not to exceed $50,000 in the aggregate without the Company’s prior written consent, and to indemnify Sawaya Segalas against liabilities of any kind, relating to, or arising out of, its engagement.

In the past, Sawaya Segalas has provided services to the Company unrelated to the Offer and the Merger, in connection with its consideration of other strategic alternatives.

Neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer, the Merger, or the other transactions contemplated by the Merger Agreement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company. See the information disclosed under the heading “Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer” under Item 3(a) above for a discussion of a cash award to be made to Mr. Barba in lieu of Restricted Stock and the Director Awards Shares granted to the Company’s non-employee directors, all of which awards were granted or will be granted as part of the Company’s standard compensation practices.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Except as set forth in this Schedule, including with respect to any negotiations that may be ongoing in respect of the Go-Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, including with respect to any negotiations that may be ongoing in respect of the Go-Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), upon the terms and subject to the conditions set forth in the Merger Agreement (including Purchaser owning after the completion of the Offer at least 50% of all outstanding Shares), to purchase from the Company, at a price per share equal to the Offer Price, an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares then owned of record by Parent or Purchaser, constitutes at least one Share more than 90% of the Shares then outstanding. However, in no event shall the Top-Up Option be exercisable if the number of Top-Up Shares would exceed the number of authorized but unissued Shares that are not already reserved for issuance as of immediately prior to the issuance of the Top-Up Shares.

The Company has approximately 20,000,000 authorized but unissued Shares, after giving effect to all outstanding Restricted Stock Awards and Options. Accordingly, in order for Purchaser to obtain more than 90% of the Shares then outstanding of the Company, including the maximum allowable number of Top-Up Shares, Purchaser would need to purchase approximately 69% of the outstanding Shares from the Company’s stockholders pursuant to the Offer.

The Top-Up Option is exercisable only once in whole and not in part within ten business days after the date on which Purchaser accepts for payment and pays for Shares pursuant to the Offer; provided, however, that the Top-Up Option will not be exercisable if the Minimum Tender Condition is not satisfied and will terminate on the Expiration Date if the Minimum Tender Condition is not satisfied as of such date. The Top-Up Option will terminate concurrently with the termination of the Merger Agreement in accordance with its terms.

Purchaser must provide the Company with notice of its intention to exercise the Top-Up Option, the number of Shares owned by Parent and Purchaser and the place and time for the closing of the purchase of the Top-Up Shares (the “Top-Up Closing”). At the Top-Up Closing, the aggregate purchase price for the Top-Up Shares may be paid by Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 5% per annum, will be full recourse to Parent and Purchaser, and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Item 8 — “Appraisal Rights” for a discussion of the impact of the Top-Up Shares on the stockholders’ appraisal rights.

This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Financial Forecasts

The Company does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year. The Company’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding the Company’s possible future operations to Sawaya Segalas for use in its financial analysis and in connection with rendering its fairness opinion to the Board, in connection with the Board’s review of the Offer. The Company’s management also provided the Financial Forecasts to Purchaser and Parent in connection with their due diligence review of the Company.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Financial Forecasts should not be regarded as an indication that the Company, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results. None of the Company or any of its advisors or representatives assumes any responsibility for the accuracy of this information.

The Financial Forecasts were based on information prepared by the Company using a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the information in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company including growth rates, ability to bring new products to market, continued viability of existing products, market share, the extent of private label competition, future pricing, and levels of operating expenses (in particular, legal expenses), all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less reliable with each successive year.

The Financial Forecasts assume, among other things and using various assessments of probability, that certain Company product candidates would be successfully developed and commercialized and available for sale for the treatment of certain indications. However, it is unknown whether the Company’s product candidates will ultimately be successfully commercialized for any such possible indications within the timeframe of the Financial Forecasts or at all.

The Financial Forecasts for the fiscal years ending March 31, 2011 through 2015 are set forth below. All amounts are expressed in thousands of dollars.

	FY 2011		FY 2012	FY 2013	FY 2014	FY 2015

Net Sales	$70.1		$74.1	$79.9	$81.7	$83.4
Net Income	$(6.6	)(1)	$4.0	$6.1	$7.0	$7.5

(1)	The FY 2011 Net Income figure reflects (i) a $15.5 million charge (pre-tax) in connection with the Settlement Agreement entered into by the Company on December 13, 2010 (see Item 8 — “Product Liability Matters — Personal Injury Claims — Settlement Agreement” below); (ii) an estimated $2.5 million charge (pre-tax) in connection with the pending settlement of the economic injury claims against the Company (see Item 8 — “Product Liability Matters — Economic Injury Claims — Settlement Status” below); and (iii) a $5 million reimbursement from our insurance carrier for legal expenses.

The Financial Forecasts do not give effect to the Offer, and inclusion of the Financial Forecasts in this Schedule, should not be regarded as an indication that any of the Company, or its advisors or representatives, considered or consider the information used in the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of the Company or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Financial Forecasts are shown to be in error.

THE COMPANY’S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE, IF ANY,
RELIANCE ON THE FINANCIAL FORECASTS INCLUDED IN THIS SCHEDULE 14D-9.

Product Liability Matters

General.  Since 2003, a number of lawsuits have been filed against the Company alleging that its Zicam Cold Remedy nasal gel products have caused the permanent loss or diminishment of the sense of smell or smell and taste. Prior to the Company’s receipt of the Food and Drug Administration’s June 16, 2009 warning letter (discussed below), the number of lawsuits filed against the Company was steadily declining; in fact, the numbers of pending lawsuits, plaintiffs, new lawsuits and potential claimants were at their lowest levels since early 2004.

In June of 2009, the Company received a warning letter from the Food and Drug Administration (“FDA”), dated June 16, 2009, regarding Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Gel Swabs. The FDA referred to complaints it had received of smell loss, also known as anosmia, associated with these products and asserted that the Company was in violation of FDA regulations by failing to file a new drug application for the products. The FDA also asserted that the products were misbranded under FDA regulations for failing to adequately warn of the risk of smell loss. Although the Company disagreed with the FDA’s allegations, the Company cooperated with the FDA and recalled the Zicam Cold Remedy Nasal Gel and Cold Remedy Swab from the market.

Since the Company’s receipt of the FDA warning letter, numerous product liability lawsuits have been filed against the Company and a number of potential claimants have advised the Company by means of a written notice that they are considering filing a lawsuit against, or are interested in pursuing settlement negotiations with, the Company. Many of these lawsuits and notices cite the FDA warning letter as support for their claims. The lawsuits principally fall into two categories of product liability claims: (i) those alleging that our Zicam Cold Remedy nasal gel products caused the permanent loss or diminishment of the sense of smell or smell and taste (i.e., personal injury claims) and (ii) those seeking compensation for the purchase price of the Zicam Cold Remedy nasal gel products or various forms of equitable relief based on allegations that the Company misrepresented the safety and/or efficacy of such products to consumers (i.e., economic injury claims). On October 9, 2009, a judicial panel ordered the centralization and transfer of a number of economic injury and personal injury actions pending in federal court to a federal court in the District of Arizona pursuant to federal multidistrict litigation (“MDL”) procedures. All of the economic injury lawsuits have been filed as class actions but none of the classes has been certified to date (uncertified class actions are referred to as “putative” class actions). See “Economic Injury Claims — Settlement Status” below for a discussion of the settlement status of the economic injury lawsuits and see “Personal Injury Claims — Settlement Agreement” below for a discussion of the settlement status of the personal injury lawsuits.

Economic Injury Claims — Settlement Status.  On August 19, 2010, the Company and plaintiffs’ attorneys representing all of the various nationwide and statewide economic injury plaintiffs signed a Memorandum of Understanding (“MOU”) setting forth their agreement in principle to settle those 18 lawsuits. On August 26, 2010, the MDL Judge issued an order objecting to the procedural mechanism the parties proposed for effectuating the settlement; the order did not consider the merits of the proposed settlement. On October 1, 2010, the Company and lead plaintiffs’ attorneys representing all of the economic injury plaintiffs executed a revised Memorandum of Understanding setting forth a different procedure for seeking approval of the settlement. The revised Memorandum of Understanding sets forth a procedure for approval of the settlement of injunctive relief claims relating to the safety of the Zicam Cold Remedy nasal gel spray and swabs before the MDL Court and approval of the settlement of claims relating to the efficacy of the Zicam Cold Remedy nasal gel spray and swabs as well as other current products in the Northern District of Illinois, the jurisdiction in which the only economic injury lawsuit not made subject to the multidistrict litigation procedures is pending. On October 19, 2010, the parties entered into a settlement agreement to resolve the injunctive relief claims relating to safety of the Zicam Cold Remedy nasal gel spray and swabs. On the same day, plaintiffs filed a motion to certify an injunctive relief settlement class based on the terms of the settlement agreement before the MDL Court. On November 2, 2010, the MDL Court requested that the parties submit additional briefing explaining various aspects of the settlement.

As part of the settlement of the safety claims set forth in the settlement agreement, which remains subject to court approval, the Company agreed that, if its Zicam Cold Remedy nasal gel spray and/or swab products are re-introduced into the market, the packaging will include any language regarding adverse effects required by the FDA. Under the settlement agreement, the Company will be required to pay plaintiffs’ attorneys fees and has agreed to not object to an attorneys fee application not to exceed $150,000, which fee award is subject to court approval.

As part of the settlement of the efficacy claims as set forth in the MOU, the Company has agreed to add certain clarifications to its packaging regarding the use and status of several current products. In addition, the Company has a tentative agreement to (i) pay the plaintiffs’ attorneys fees and costs for the litigation in an aggregate amount not to exceed $1.75 million; (ii) pay incentive awards to the named plaintiffs in an aggregate amount not to exceed a total of $35,000 and (iii) be responsible for the costs of providing notice of the settlement to class members.

The Company cannot predict with certainty whether definitive agreements finally settling all of the economic injury claims will ultimately be approved by the courts. Nothing in the revised MOU or settlement agreement constitutes an admission of any wrongdoing, liability, or violation of law by the Company. Rather, the Company agreed to settle the economic injury claims to reduce its high litigation defense costs and to avoid the inherent risks associated with litigation. Additionally, the settlement allowed the Company to focus greater resources on the hundreds of product liability claims for personal injuries that remained pending.

Personal Injury Claims — Settlement with Certain Claimants.  In July 2010, the Company entered into settlement agreements with approximately 46 personal injury claimants who had previously threatened to file lawsuits against the Company. The individual settlement amounts were $5,000 or less per claimant. The settlement documents for all claimants acknowledge that the Company denies any liability to them. Those who are eligible and elect to participate in the settlement program dismiss their claims with prejudice and provide written releases of their claims against the Company in return for their participation. Each of the claimants alleged use of the Company’s single hole actuator Cold Remedy nasal gel product, which was last sold in 2005.

Personal Injury Claims — Settlement Agreement.  Simultaneously with the announcement of the Merger, the Company announced that it entered into an agreement (the “Settlement Agreement”), on December 13, 2010, to settle all other claims made by the plaintiffs and claimants who allege personal injury claims (approximately 1,014 plaintiffs and approximately 1,127 claimants) against the Company, including plaintiffs who are subject to the multidistrict litigation and the consolidated proceedings pending in state courts in California and Arizona. The Company will pay no more than $15.5 million to fund awards to be made under the settlement program. The foregoing funds will cover all costs, attorneys’ fees and other expenses associated with administration of the program by plaintiffs’ counsel. The Settlement Agreement acknowledges that the settlement is not an admission or concession on the Company’s part of any liability to the plaintiffs or claimants.

The $15.5 million settlement program amount will be funded by the Company in three installments. The Company will pay the first installment of $11.5 million into an escrow account in December 2010 following the Company’s receipt of a verified list of plaintiffs and claimants; if this list does not contain at least 97% of the plaintiffs and claimants identified in the Settlement Agreement, the Company has the right to void and cancel the Settlement Agreement. The Company will pay the second installment of $2 million no later than 8 months after its payment of the initial installment. The Company will pay the third installment of $2 million, less amounts based on plaintiffs and claimants who elect not to participate in the settlement program, no later than 20 months after its payment of the initial installment. If approximately 95% of the plaintiffs and claimants eligible to participate in the settlement program have not agreed to participate in the settlement program by January 20, 2011, the Company has the right to void and cancel the Settlement Agreement and receive its initial installment payment, plus interest, from the escrow account.

The Company expects to incur a charge of approximately $9.5 million (after tax) for the third quarter of fiscal year 2011 to cover the settlement program costs. In addition, the Company expects to establish a reserve to cover potential liability arising from the remaining product liability lawsuits (discussed below). This reserve amount will be determined in connection with the Company’s preparation of its financial statements for the fiscal quarter ended December 31, 2010 and will be reflected as an additional charge to third quarter earnings.

The economic injury claims against the Company, referred to above, remain outstanding. It is possible that new product liability lawsuits may be filed against the Company. The Company intends to continue to vigorously defend itself in any remaining cases and in any new cases that may arise.

Anti-Takeover Statutes and Provisions

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

The Company’s principal place of business is located in Scottsdale, Arizona. The Arizona Corporate Takeover Laws (Arizona Revised Statutes Sections 10-2701 — 10-2743) do not apply to corporations such as the Company that have fewer than 500 employees residing in the state. In addition to the foregoing, the Arizona Corporate Takeover Laws do not apply to corporations such as the Company that have a provision in their certificate of incorporation or bylaws expressly electing not to be subject to such provisions and such provision was adopted before the corporation otherwise became subject to the Arizona Corporate Takeover Laws. Article Twelve of the Company’s Certificate specifically and expressly denies the application of the Arizona Corporate Takeover Laws.

Rights Agreement

Pursuant to the Merger Agreement, the Company entered into an amendment to the Rights Agreement (the “Amendment”). The Amendment was entered into in order to render the Rights Agreement inapplicable to (i) the approval, execution and/or delivery of the Merger Agreement, (ii) the making or consummation of the Offer (including the acquisition of Shares pursuant to the Offer) and (iii) the consummation of the Merger or any other transaction contemplated by the Merger Agreement. The Amendment provides that, among other things, (A) no Person (as defined in the Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (B) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (C) the Rights will expire immediately prior to the Effective Time.

Appraisal Rights

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern on the date of the merger,” and must be included in the appraisal process. Since any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the Shares, stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the Offer or the Merger. Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to fair value under Section 262. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and Merger.

Pursuant to the Merger Agreement, the Company, Parent and Purchaser have expressly agreed that in any appraisal action with respect to the Shares, none of them will assert that the number of Shares issued and outstanding for purposes of such appraisal proceeding should include the Top-Up Option Shares, and that the consideration paid for the Top-Up Option Shares will likewise be excluded from the calculation of the fair value of the Shares to be appraised in such action. To the fullest extent permitted by law, any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares and any impact on the value of the Shares as a result of the payment of consideration for the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES FOR STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT TO THOSE SHARES BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Short-Form Merger

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL.

Stockholders’ Meeting

Unless Parent and Purchaser own 90% or more of the outstanding Shares after purchasing Shares in the Offer and, if applicable, pursuant to the Top-Up Option, (i) the Company will prepare and file with the SEC, as promptly as practicable after such purchase in the Offer, a proxy statement in preliminary form relating to the Stockholders Meeting (defined below); and (ii) the Company will take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after such purchase in the Offer for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting. The Company shall not postpone or adjourn such meeting except to the extent required by law.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3(b) above. The Information Statement is attached hereto as Annex I.

Regulatory Approvals

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Investor, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Investor filed its Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 15, 2010.

The foregoing is qualified in its entirety by reference to the Offer to Purchase and the Merger Agreement.

Forward-Looking Statements

Certain statements made in this Schedule and in the materials incorporated by reference herein that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or may be waived; risks that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, suppliers, vendors, purchasing agents and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the possibility that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 22, 2010.*†
(a)(2)	Form of Letter of Transmittal (including Substitute Form W-9).*†
(a)(3)	Form of Notice of Guaranteed Delivery.*†
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(6)	Form of Summary Advertisement as published on December 22, 2010 in The New York Times.*
(a)(7)	Press Release dated December 14, 2010 of the Company regarding execution of the Agreement and Plan of Merger (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D-9C by the Company on December 14, 2010).
(a)(8)	Joint Press Release issued by H.I.G. Capital, LLC and the Company on December 22, 2010 regarding the launch of the Offer.*
(a)(9)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†
(a)(10)	Opinion of Sawaya Segalas dated December 14, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(a)(11)	Letter dated December 22, 2010 to the Company’s stockholders.†
(e)(1)	Agreement and Plan of Merger, dated as December 14, 2010, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 14, 2010).
(e)(2)	Limited Guarantee, dated as of December 14, 2010 delivered by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on December 14, 2010).
(e)(3)	Equity Financing Commitment Letter, dated December 14, 2010 from H.I.G. Bayside Debt & LBO Fund II, L.P. to Wonder Holdings Acquisition Corp.*
(e)(4)	Form of Amended and Restated Change-of-Control Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 10-K for the period ended March 31, 2010).
(e)(5)	Form of 2001 Long-Term Incentive Plan Grant of Incentive Stock Option (incorporated by reference to the Company’s Report on Form 8-K filed February 11, 2005).
(e)(6)	Form of 2001 Long-Term Incentive Plan Grant of Restricted Stock Program Agreement (incorporated by reference to the Company’s Report on Form 8-K filed May 13, 2008).
(e)(7)	Form of 2001 Long-Term Incentive Plan Grant of Restricted Stock Program Agreement (Directors) (incorporated by reference to the Company’s Report on Form 10-Q for the period ended September 30, 2006).
(e)(8)	Form of 2001 Long-Term Incentive Plan Grant of Restricted Stock Program Agreement between the Company and Samuel C. Cowley (incorporated by reference to the Company’s Report on Form 10-Q for the period ended September 30, 2008).
(e)(9)	Insurance Agreement, dated October 18, 2006, between the Company and William J. Hemelt (incorporated by reference to the Company’s Report on Form 10-Q for the period ended September 30, 2006).
(e)(10)	Exclusivity and Confidentiality Agreement, dated as of March 26, 2010, by and between the Company and H.I.G. Middle Market, LLC.*

*	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on December 22, 2010.

†	Included in materials mailed to stockholders of the Company.

Annex I - Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II - Opinion of Financial Advisor

Annex III - Section 262 of the Delaware General Corporation Law

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010

MATRIXX INITIATIVES, INC

/s/  William Hemelt
William Hemelt
President and Chief Executive Officer

ANNEX I

MATRIXX INITIATIVES, INC.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 22, 2010 to holders of record of the common stock, par value $0.001 per share (the “Common Stock”), of Matrixx Initiatives, Inc., a Delaware corporation (the “Company” or “Matrixx”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), for all of the issued and outstanding shares of Common Stock, including the associated rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended, between the Company and Corporate Stock Transfer, Inc., (the shares of Common Stock, together with the Rights, the “Shares”). Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of the Company (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of December 14, 2010 (as such agreement may be amended or supplemented, from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on December 22, 2010 to purchase for cash all outstanding Shares at a price of $8.00 per Share (such amount or any higher amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any required withholding of taxes by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Information Statement as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 11:59 p.m., New York City time, on January 24, 2011, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2010.

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall constitute at least a majority of the outstanding Shares (determined on a fully diluted basis), and from time to time thereafter, Purchaser is entitled to designate directors (the “Purchaser Designees”) to serve on the Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage of the outstanding number of Shares (determined on a fully diluted basis) beneficially owned by Purchaser and its affiliates. The Company has agreed, upon Purchaser’s exercise of such right, to use its best efforts to take all such actions as necessary to cause Purchaser’s designees to be elected or designated to the Company Board at such time, including by increasing the size of the Company Board and seeking and accepting resignations from incumbent directors. The Company shall also cause, to the fullest extent permitted by applicable law and the rules of the Nasdaq Stock Market LLC (“Nasdaq”), the directors elected or designated by Purchaser to the Company Board to serve on and constitute the same percentage of each committee of the Company Board as such directors represent on the Company Board.

In the event that the Purchaser Designees are elected or designated to the Company Board, then until the Effective Time, the Company and Parent will use their respective reasonable best efforts to cause (i) at least 3 members of the Company Board on the date of the Merger Agreement (the “Existing Directors”) to remain as directors on the Company Board; (ii) the Existing Directors to remain as members of the audit committee of the Company Board and (iii) such audit committee to comply with all requirements of the Securities Laws and the Nasdaq applicable thereto (collectively, the ‘‘Audit Committee Requirements”). If any Existing Director is unable to serve due to death, disability or resignation, the remaining Existing Director(s) (or, if none of the Existing Directors are then in office, the members of the Company Board) shall be entitled to elect or designate another person (or persons) in conformity with the Bylaws of the Company who will satisfy the Audit Committee Requirements to fill such vacancy and each such Person shall be deemed to be an Existing Director.

At any time prior to the Effective Time, when the Purchaser Designees constitute a majority of the Company Board, Purchaser shall cause such designees not to approve any amendment or termination by the Company of, or any waiver by the Company of, any of its rights under, the Merger Agreement that would adversely affect the holders of Shares (other than Parent and Purchaser) or extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, unless such action is approved by a majority of the Existing Directors.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-l promulgated thereunder in connection with the appointment of Purchaser’s Designees to the Board.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning the Purchaser Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION REGARDING PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table and that each such person has consented to act as a director of the Company, if so appointed or elected. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Purchaser has informed the Company that, to its knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been an executive officer of any corporation or a general partner of any partnership within two years of the filing by or against such company of a petition under the federal bankruptcy laws or any state insolvency law or of the appointment of a receiver by a court for the business or property of such company, (iii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, or (iv) otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K.

The following table, prepared from information furnished to the Company by Purchaser, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age, present principal occupation, employment history during the past five years and any specific experience, qualifications, attributes or skills that led Purchaser to conclude, in light of the Company’s business and structure, that such designee should serve as a director.

Name	Age	Current Principal Occupation and Employment History

Brian D. Schwartz	43	Mr. Schwartz is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Schwartz joined H.I.G. Capital Management, Inc. in 1994. From 1991 to 1992, he was a Manager in the Strategic Planning Group at PepsiCo, Inc., a global food and beverage company, and from 1989 to 1991 was at Dillon, Read & Co., a U.S. based investment bank. Mr. Schwartz earned his M.B.A. degree from Harvard Business School and a Bachelor of Science degree with Honors from the University of Pennsylvania. In addition, from 1994 to the present, Mr. Schwartz has been a director of Securus Technologies, Inc. As a Purchaser Designee, Mr. Schwartz would bring to the Board extensive experience in the investment banking industry, including strategic management and planning experience with a large multi-national company.

Fraser Preston	40	Mr. Preston is a Principal at H.I.G. Capital Management, Inc. Mr. Preston joined H.I.G. Capital Management, Inc. in 2009. From 2001 to 2008 he was employed in various positions at Nautic Partners, where he focused on leveraged buyouts of middle market companies. Prior to his employment at Nautic Mr. Preston attended Stanford University where he received a J.D. and an M.B.A. From 1994 to 1998, he was with Indosuez Emerging Markets investing in emerging markets equities. Mr. Preston received a B.A. from Yale University in 1993. As a Purchaser Designee, Mr. Preston would bring to the Board experience with strategic planning of middle market companies.

Brian McMullen	32	Mr. McMullen is a Principal at H.I.G. Capital Management, Inc. Mr. McMullen originally joined H.I.G. Capital Management, Inc. in 2002. From 2000 to 2002, he was in the Investment Banking Group at Credit Suisse First Boston. Mr. McMullen earned his M.B.A. degree from The Wharton School of the University of Pennsylvania, his M.S.Ed. degree from the University of Pennsylvania and a Bachelor of Business Administration degree from the University of Notre Dame. As a Purchaser Designee, Mr. McMullen would bring to the Board management experience in the investment banking industry.

Rick Rosen	41	Mr. Rosen is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Rosen joined H.I.G. Capital Management, Inc. in 1998. Prior to joining H.I.G. Capital Management, Mr. Rosen worked at General Electric Company and GE Capital. Mr. Rosen earned his M.B.A. from Harvard Business School and his undergraduate degree from Stanford University. As a Purchaser Designee, Mr. Rosen would bring to the Board management and strategic planning experience in the investment banking industry.

None of the Purchaser Designees is a director of, or holds any position with, the Company. Purchaser has advised the Company that, to its knowledge, none of its designees (1) has a familial relationship with any directors or executive officers of the Company, (2) none of the individuals listed below beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and (3) none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than January 24, 2011, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of the Company would resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.001 per share, and 2,000,000 shares of Preferred Stock, par value $0.001 per share. As of the close of business on November 30, 2010, there were 9,398,587 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The current directors and executive officers of the Company as of December 22, 2010 are as follows:

Name	Age	Position	Term Expires

William J. Hemelt	56	Director, President and Chief Executive Officer	2013
John M. Clayton, Ph.D.	65	Director	2013
Michael A. Zeher	63	Director	2013
Samuel C. Cowley	50	Director, Executive Vice President, Business Development, General Counsel and Secretary	2012
L. White Matthews, III	65	Director	2012
William C. Egan	65	Director	2011
Lori H. Bush	54	Director	2011
Timothy L. Clarot	56	Vice President, Research and Development
James A. Marini	50	Vice President, Sales
William J. Barba	39	Vice President, Finance and Accounting, and Treasurer

EXECUTIVE OFFICERS OF THE COMPANY

Mr. William J. Hemelt, the Company’s President and Chief Executive Officer, as well as Mr. Samuel C. Cowley, the Company’s Executive Vice President of Business Development, General Counsel and Secretary, serve on the Company’s Board. In addition to Mr. Hemelt and Mr. Cowley, whose detailed biographies appear below, the following individuals serve as the Company’s executive leadership team. Each executive officer is elected by our Board to hold office until his or her successor is appointed and qualified or until such earlier time as such officer may resign or be removed by the Board.

Timothy L. Clarot joined Matrixx in 1999 and became Director of Operations in 2001, overseeing our manufacturing and distribution processes and development of new products. In June 2003, Mr. Clarot was named Director, Research and Development. Mr. Clarot was promoted to Vice President, Research and Development in January 2004. Mr. Clarot oversees product-related regulatory compliance activities, product development and consumer affairs. From 1981 to 1998, Mr. Clarot held positions of increasing responsibility, including Quality Control Manager, with Reckitt Benckiser, a world leader in consumer products. Mr. Clarot holds a Bachelor of Science in Chemistry from California State University at Fresno.

James A. Marini joined Matrixx in July 1997 as National Sales Manager and was promoted to Vice President of Sales in January 2004. Mr. Marini has directed the introduction and development of the national sales program for Zicam Cold Remedy since 1999. Mr. Marini is responsible for Matrixx’s sales efforts and oversight of our sales force and contract broker network. From 1977 to 1997 Mr. Marini held a variety of positions with Dominos Supermarkets in New York, including six years as Vice President. Mr. Marini attended Mercy College.

William J. Barba joined Matrixx in 2004 in a financial analyst and investor relations role and became Director of Planning and Administration in 2006. In July 2007, Mr. Barba was named Treasurer. Mr. Barba was promoted to Vice President of Finance and Accounting in May 2010. Mr. Barba oversees finance and accounting as well as the Company’s information technology and manufacturing and distribution processes. Prior to joining Matrixx, Mr. Barba held a variety of financial management positions with increasing responsibilities at Mesa Air Group, Honeywell Intellectual Properties, Avnet, and MicroAge. Mr. Barba holds a Bachelor of Science degree in finance from Arizona State University.

BOARD OF DIRECTORS AND COMMITTEES

OUR DIRECTORS

The business of the Company is managed under the direction of its seven member Board. The Board is divided into three classes and, generally, one class is elected each year for a three-year term, as indicated in the table above.

William J. Hemelt joined the Company in June 1998 as Chief Financial Officer, Treasurer and Secretary. He assumed additional responsibilities as Executive Vice President, Operations in 2001. Mr. Hemelt assumed the Acting President, Chief Operating Officer responsibilities upon the retirement of the previous President/CEO in October 2008. Mr. Hemelt was appointed President/CEO and a Director of the Company in August 2009. Prior to joining Matrixx, Mr. Hemelt spent more than 17 years with Arizona’s largest public utility, Arizona Public Service Company, where he held a variety of financial position including six years as treasurer and four years as controller of the company. Mr. Hemelt earned a Master of Business Administration and a Bachelor of Science in Electrical Engineering from Lehigh University. Mr. Hemelt brings to the Board extensive knowledge of the Company’s history and operations.

Lori H. Bush was elected to the Board in October 2004. Since October, 2007 Ms. Bush has served as the President and General Manager of Rodan & Fields Dermatologists. Prior to joining Rodan & Fields, Ms. Bush served as Chief Operating Officer of Helix BioMedix, Inc., a biopharmaceutical discovery and development company from October 2006 to October 2007, and was the Managing Director of the Gremlin Group, a health and consumer product consulting company from March 2006 to October 2007. From May 2001 to May 2006, Ms. Bush served as President of Nu Skin, a division of Nu Skin Enterprises, a NYSE-listed direct selling company that markets premium quality personal care and nutrition products through a global network of sales representatives. Ms. Bush served as Vice President of Marketing of Nu Skin from February 2000 to May 2001. Prior to joining Nu Skin, she worked at Johnson & Johnson Consumer Products Companies as the worldwide executive director over skin care ventures from May 1998 to February 2000. She also served as Vice President of Professional Marketing at Neutrogena Corporation. Ms. Bush earned a Masters of Business Administration from Temple University and a Bachelors of Science from Ohio State University. Ms. Bush brings to the Board extensive executive and marketing experience in the over-the-counter healthcare industry.

John M. Clayton, Ph.D. was elected to the Board in October 2005. Retired from active management, Mr. Clayton served as the Senior Vice President of Scientific and Regulatory Affairs for Schering-Plough HealthCare Products, from September 1984 until May 2006. In that position, Mr. Clayton was responsible for research and development of drugs and devices as well as regulatory affairs, clinical research, and prescription-to-over-the-counter drug switch programs. Prior to joining Schering-Plough in April 1974, Mr. Clayton held several research and teaching positions, which included serving as Associate Professor at the University of Tennessee as well as a Research Biologist at the Food and Drug Administration’s National Center for Toxicological Research. Mr. Clayton received a Ph.D. in Pharmaceutical Sciences from the University of Tennessee Health Sciences Center and a Bachelors of Science in Science-Pharmacy from Tennessee Technological University. Mr. Clayton brings to the Board extensive regulatory, research, and executive experience in the pharmaceutical industry.

Samuel C. Cowley was elected to the Board in July 2005. In May 2008, Mr. Cowley joined the Company as Executive Vice President, Business Development, General Counsel and Secretary. Since October 2009, Mr. Cowley has served as a director for Education Management Corporation, a Nasdaq-listed company that provides post-secondary education. Previously, Mr. Cowley served until May 2007, as Executive Vice President and General Counsel for Swift Transportation Co., Inc. and was a member of Swift’s board of directors. Prior to joining Swift in March 2005, Mr. Cowley was a practicing attorney with the law firm of Snell & Wilmer L.L.P., Phoenix, Arizona, since March 1990. Mr. Cowley’s practice was concentrated in mergers and acquisitions, securities regulation, including Sarbanes-Oxley Act compliance, and corporate finance. Previously, he was associated with Reid & Priest, New York, New York. Mr. Cowley is a graduate of Cornell Law School and of Brigham Young University, with a B.A. in Economics. Mr. Cowley brings to the Board extensive legal and business experience, with a strong understanding of the Company’s history and operations.

William C. Egan was elected to the Board in August 2001, and currently serves as the Board’s Chairman. Since September 2008, Mr. Egan has served as Executive Chairman and Chief Executive Officer of Adlens, Beacon Inc., a vision care company. Since 2005, he has also served as the Managing Partner of Huckleberry Partners, LLC, a real estate investment firm. From 1999 to 2001, Mr. Egan served as Chairman of the board of directors of the Cosmetic, Toiletry and Fragrance Association. In 2001, Mr. Egan retired from Johnson & Johnson after 25 years of active management. From 1995 to 2001, Mr. Egan was a member of Johnson & Johnson’s Consumer Products Operating Committee, where he held a number of important global positions, including Group Franchise Chairman, Worldwide Consumer and Personal Care Products. Additional positions with Johnson & Johnson included President of Baby Products, Chairman of Windsor Minerals, Inc. and Group Product Director, Tylenol Products. Mr. Egan also served as President of Arm & Hammer Consumer Products, a division of Church & Dwight Co., Inc. Mr. Egan graduated from Trinity College and received a Masters of Business Administration from the Northwestern University, J. L. Kellogg Graduate School of Management. Mr. Egan brings to the Board extensive executive and marketing experience in the over-the-counter healthcare industry.

L. White Matthews, III was elected to the Board in March 2003. Retired from active management, Mr. Matthews currently serves as a director and audit committee chairman of Imation Corp., an NYSE-listed data storage provider, a director of PNC Funds, Inc., a family of mutual funds, and a director of Constar International Inc., a NASDAQ-listed maker of plastic food and beverage containers. Mr. Matthews previously served as the non-executive chairman of the board of directors of Ceridian Corp., a NYSE-listed human resources service company. Mr. Matthews brings extensive experience in the accounting, financial and audit fields of corporate management from having served as Chief Financial Officer of two large public corporations. From 1999 until 2001, Mr. Matthews served as Executive Vice President, Chief Financial Officer and member of the board of directors for Ecolab, Inc., an NYSE-listed developer and marketer of cleaning and sanitizing products and services. From 1977 to 1998, he served in various capacities with Union Pacific Corporation, including Executive Vice President-Finance and Chief Financial Officer from 1988 to 1998 and as a member of the board of directors from 1994 to 1998. Mr. Matthews earned a Masters of Business Administration in Finance and General Business from the University of Virginia’s Darden School of Business Administration and a Bachelors of Science in Economics from Hampden-Sydney College. Mr. Matthews brings to the Board extensive executive, accounting, financial and audit committee experience.

Michael A. Zeher was elected to the Board in September 2000. Mr. Zeher currently serves as President and Chief Executive Officer and is a director of Nutrition 21, Inc., a publicly-held nutritional bioscience company that develops, markets and distributes clinically-substantiated nutritional supplements. From February 2006 through November 2007, Mr. Zeher served as the President and CEO of Nutritional Laboratories, International, a privately-held contract manufacturer servicing the dietary supplement industry. From July 2003 until March 2005, Mr. Zeher was President and Chief Operating Officer of Pharmaceutical Formulations, Inc., a manufacturer of over 100 different types of solid-dose over-the-counter pharmaceutical products. From 1994 through February 2002, Mr. Zeher served as President and Chief Executive Officer of Lander Company, Inc., a manufacturer and marketer of health and beauty care products. In that capacity, he was responsible for the company’s worldwide operations and custom health care and international divisions. Mr. Zeher previously served as Vice President, Business Development for Johnson & Johnson, where he was responsible for the North American Consumer Sector business. Prior to taking that office, he held various sales and marketing positions with Johnson & Johnson. Mr. Zeher holds a

Bachelors of Science in Business Administration from Old Dominion University. Mr. Zeher brings to the Board extensive executive and marketing experience in the over-the-counter healthcare industry.

2010 Meetings of the Board and Attendance

The Board meets regularly during our fiscal year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when necessary between scheduled meetings.

During the fiscal year ended March 31, 2010, the Board held seventeen meetings, either in person (including teleconference) or by written consent resolution. All directors attended or participated in at least 90% of the meetings of the Board and of the Board’s committees on which that director served. Members of the Board also consulted informally with management from time to time.

Stockholder Communications with the Board and Board Attendance Policy

Stockholders interested in communicating with the Board may do so by writing to the Board of Directors, Matrixx Initiatives, Inc., 8515 E. Anderson Drive, Scottsdale, Arizona 85255. Board members are expected to attend the annual meeting of stockholders; however, we do not have a formal policy requiring attendance. All but one director attended the 2009 Annual Meeting.

Director Independence

In accordance with Nasdaq listing standards, the Board undertakes an annual review to determine which of its directors are independent. The review generally takes place in the first quarter of each fiscal year; however, directors are required to notify the Company of any changes that occur throughout the year that may impact their independence.

Based on the Board’s review for the fiscal year ended March 31, 2010, the Board determined that two of the Company’s seven directors were not independent and that five of the directors were independent. The five independent directors were Messrs. Clayton, Egan, Matthews and Zeher and Ms. Bush. Messrs. Hemelt and Cowley were not independent under the Nasdaq listing standards because of their employment with the Company. Mr. Hemelt assumed the Acting President and Chief Operating Officer duties in October 2008, was appointed President and Chief Executive Officer on August 28, 2009, and was appointed a director effective the same date. Mr. Hemelt was elected to the Board at the 2010 Annual Meeting. Mr. Cowley was first elected to the Board in July 2005, and in May 2008, he became our Executive Vice President of Business Development, General Counsel and Secretary.

Board Leadership Structure

The Company separates the roles of Chief Executive Officer and Chairman of the Board to align the Chairman role with our independent directors and to further enhance the independence of the Board from management. Our Chairman works closely with our Chief Executive Officer to set the agenda for meetings and to facilitate information flow between the Board and management.

Corporate Governance

We have adopted a Code of Ethics that applies to our Board, our principal executive officer, our principal financial officer and our controller, as well as to all of our other employees. A copy of the Code of Ethics was attached as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2003 and is available on our website (www.matrixxinc.com). We will make a copy of the Code of Ethics available to any person without charge, upon request, by writing to Matrixx Initiatives, Inc., 8515 E. Anderson Dr., Scottsdale, AZ 85255, Attn: Corporate Secretary. If we make any substantive amendment to the Code of Ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver in a Report on Form 8-K within four business days after such amendment is made or such waiver is given.

Board’s Role in Risk Oversight

Our Board plays an active role in risk oversight of the Company. The Board does not have a formal risk management committee, but administers this oversight function through various standing committees of the Board. The Audit Committee periodically reviews overall enterprise risk management, in addition to maintaining responsibility for oversight of financial reporting-related risks, including those related to the Company’s accounting, auditing and financial reporting practices. The Audit Committee also reviews reports and considers any material allegations regarding potential violations of the Company’s Code of Ethics. The Compensation Committee oversees risks arising from the Company’s compensation policies and programs. This Committee has responsibility for evaluating and approving the executive compensation and benefit plans, policies and programs of the Company. The Corporate Governance and Nominating Committee oversees corporate governance risks and oversees and advises the Board with respect to the Company’s policies and practices regarding significant issues of corporate responsibility.

COMMITTEES OF THE BOARD

The Board maintains the following three standing committees, the membership of which is determined from time to time by the Board:

Audit Committee

The Audit Committee is a separately designated standing audit committee that is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act”). It is responsible for reviewing the accounting principles, policies, and practices followed by the Company in accounting for and reporting its financial results of operations, at least quarterly, and for retaining and meeting with the Company’s independent accountants. The Audit Committee meets from time to time with members of the Company’s accounting staff and, among other things, reviews the financial and risk management policies followed by the Company in conducting its business activities; the Company’s annual financial statements and related footnotes; the Company’s internal disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance and ethics; and the performance and compensation of the Company’s independent accountants. The Audit Committee operates under a written Audit Committee Charter adopted by the Board. A current copy of the Audit Committee Charter is available on the Company’s website (www.matrixxinc.com).

The Audit Committee currently consists of Mr. L. White Matthews, III (Chairman), Mr. William Egan, Mr. John Clayton and Ms. Lori Bush. The Audit Committee met eight times in fiscal 2010. As of the annual meeting on August 25, 2010, the Board determined that each of the members of the Audit Committee met the independence requirements of Nasdaq listing standards and the SEC during fiscal 2010. The Board has also determined that Mr. Matthews is an “audit committee financial expert,” as defined by SEC regulations.

The Audit Committee Report submitted with our Proxy Statement filed with the SEC on July 12, 2010 has been omitted pursuant to Instruction 2 to Item 407(d) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended.

Compensation Committee

The responsibilities of and information pertaining to the Compensation Committee are described below in the Compensation Discussion and Analysis under the heading “What are our processes and procedures for considering and determining executive compensation? — The Compensation Committee.” Also, as further described below in the Compensation Discussion and Analysis, the Compensation Committee engaged a compensation consultant, Towers Watson Consulting, formerly known as Towers Perrin (“Towers Watson”), to assist in recommending the form and amount of executive compensation for fiscal 2010.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for identifying qualified individuals to become members of the Board, recommending Board nominees for each of the Board’s committees, recommending to the Board corporate governance principles and practices, and leading the Board in an annual review of its performance. The Corporate Governance and Nominating Committee operates under a written Corporate Governance and Nominating Committee Charter adopted by the Board and available on the Company’s website (www.matrixxinc.com).

The Corporate Governance and Nominating Committee consists of Mr. John Clayton (Chairman), Mr. William Egan, and Mr. Michael Zeher. The Corporate Governance and Nominating Committee met four times in fiscal 2010. As of the annual meeting on August 25, 2010, the Board determined that each of the members of the Corporate Governance and Nominating Committee met the independence requirements of Nasdaq listing standards during fiscal 2010.

Stockholder Nominees.  The Corporate Governance and Nominating Committee will consider director nominee recommendations by stockholders, provided the names of such nominees, accompanied by relevant biographical and other information, are properly submitted in writing to the Secretary of the Company in accordance with the procedures described for stockholder nominations below under the heading “Stockholder Nomination Procedures.” To be considered by the Corporate Governance and Nominating Committee, each nominee, whether submitted by a stockholder or the Corporate Governance and Nominating Committee, must have a strong professional or other background with a reputation for integrity and responsibility. For additional criteria, see below under the heading “Director Qualifications.”

Stockholder Nomination Procedures.  Under the Company’s Bylaws, and as SEC rules permit, stockholders must follow certain procedures to nominate a person for election as a director at an annual meeting. Under these procedures, stockholders must submit the proposed nominee by delivering a notice to the Secretary of the Company at the Company’s principal executive offices. The Company must receive notice as follows:

•	Normally, the Company must receive notice of a stockholder’s intention to introduce a nomination for an annual meeting not earlier than one hundred twenty (120) days and not later than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Accordingly, the Company must receive notice pertaining to the 2011 Annual Meeting no later than May 28, 2011.

•	However, if the Company holds the annual meeting on a date that is not within thirty (30) days before or after such anniversary date, the Company must receive the notice no later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

•	A notice of a proposed nomination must include certain information about the stockholder and nominee.

•	The Secretary will forward all director nominee recommendations to the Corporate Governance and Nominating Committee for its review. Notwithstanding compliance with the foregoing, however, the Board shall not be obligated to include information as to any stockholder nominee for director in any proxy statement or other communication sent to stockholders, unless otherwise required by SEC rules.

Director Qualifications.  To be considered by the Corporate Governance and Nominating Committee, each nominee must have experience relevant to the Company’s business in such areas (among others) as medicine, science, product research and development, finance and accounting, or product marketing. The nominee must be able to commit sufficient time to appropriately prepare for, attend, and participate in all Board and applicable Board committee meetings, as well as the annual meeting of stockholders, and must not have any conflicts of interest with the Company. The Corporate Governance and Nominating Committee also requires a certain number of director nominees to be independent, as defined under Nasdaq listing standards and SEC regulations, and that at least one member of the Audit Committee be an “audit committee financial expert.” In addition, the Corporate Governance and Nominating Committee also considers diversity with respect to viewpoint, skills and experience in determining the appropriate composition of the Board and identifying director nominees. The Board is committed to following the Company’s policy of non-discrimination based on gender, race, age, religion or national origin.

Identifying and Evaluating Nominees for Directors.  The Corporate Governance and Nominating Committee seeks recommendations from Board members and, from time to time, other advisors in order to locate qualified nominees. All nominees, whether submitted by a stockholder or the Corporate Governance and Nominating Committee, are evaluated in the same manner by the Corporate Governance and Nominating Committee, based upon their qualifications, experience, interpersonal, and other relevant skills.

COMPANY INFORMATION AVAILABLE ON WEBSITE

The Company has posted on its website, www.matrixxinc.com, its (1) Corporate Governance Guidelines; (2) Code of Business Conduct and Ethics, and (3) the Company’s charters for the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. In addition, the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Statements of Beneficial Ownership of Securities on Forms 3, 4 and 5 for directors and officers of the Company and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge at the SEC website at www.sec.gov. The Company’s website at http://www.matrixxinc.com/sec.cfm contains its filings with the SEC.

COMPENSATION INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that were based on plans, considerations, expectations and determinations regarding future compensation programs prior to the Merger.

Introduction

The purpose of this Compensation Discussion and Analysis (“CDA”) is to provide information about the compensation that the Company awarded to our named executive officers, as determined pursuant to SEC rules (“Named Executive Officers”), or that they earned in fiscal 2010 and to explain the Company’s compensation process and philosophy and the policies and factors that underlie our decisions with respect to the Named Executive Officers’ compensation. As we describe in more detail below, the principal objectives of our executive compensation strategy are to attract and retain talented executives, reward business results, strongly differentiate pay based on performance and align the interest of executives with stockholders. In addition to rewarding business and individual performance, the compensation program is designed to promote both annual performance objectives and longer-term strategic and retention objectives.

The fiscal year ended March 31, 2010 proved to be a challenging year for the Company. The unexpected recall of Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Swabs and subsequent litigation, which followed the issuance by the Food and Drug Administration (the “FDA”) of a warning letter on June 16, 2009 (the “FDA Warning Letter”), had a material adverse impact on our business. The recalled products accounted for approximately 40%, or $42.5 million, of fiscal 2009 net sales. The recall required us to record a $9.2 million reserve and take impairment charges of $23.9 million in fiscal 2010. As a result, the Compensation Committee concluded that the fiscal 2010 compensation program adopted in May 2009, which was based on financial metrics that were relevant at that time, no longer served its intended purpose of retaining and incentivizing the Company’s executive officers. In September 2009, the Compensation Committee adopted a new fiscal 2010 compensation program that focused principally on retaining the Company’s executive officers to promote business continuity. The program also included an incentive element based on maximizing the Company’s revenues and protecting market share, primarily through the Company’s focus on converting former nasal Cold Remedy users to the Company’s oral Cold Remedy products. These matters are discussed more fully below.

What are our processes and procedures for considering and determining executive compensation?

The Compensation Committee.  The Compensation Committee is responsible for reviewing the performance of the Company’s executive management in achieving corporate goals and objectives; for seeking to ensure that executive management members are compensated appropriately in a manner consistent with the Company’s business strategies, competitive practices, and the requirements of applicable regulatory authorities; and for administering all of the Company’s executive compensation plans. The Compensation Committee operates under a written Compensation Committee Charter adopted by the Board and available on the Company’s website (www.matrixxinc.com). The Compensation Committee consists of Ms. Lori Bush (Chairman), Mr. John Clayton, Mr. L. White Matthews, III, and Mr. Michael Zeher. The Compensation Committee met eleven times in fiscal 2010. All members of the Compensation Committee meet the independence requirements of Nasdaq listing standards. The Compensation Committee may create one or more subcommittees comprised of members of the Compensation Committee, and may vest any such subcommittee with the full authority of the Compensation Committee.

The primary purpose of the Compensation Committee is to assist the Board in discharging its duties with respect to the compensation of the Company’s executive officers. Responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and recommending to the Board the Chief Executive Officer’s compensation plan based on this evaluation;

•	approving all base salaries and other compensation of the Company’s executive officers;

•	overseeing and periodically reviewing the operation of Company employee benefit plans;

•	reviewing and, if appropriate, recommending to the Board for adoption employee compensation plans, programs and arrangements, including stock option and other equity compensation plans and programs and other perquisites and fringe benefit arrangements;

•	approving all discretionary awards under all Company equity compensation plans and programs;

•	annually reviewing the outside directors’ compensation arrangements to ensure their competitiveness and compliance with applicable laws, and recommending to the Board any appropriate changes to be made; and

•	periodically reviewing the Company’s philosophy with regard to salaries and other compensation of executive officers.

Role of Compensation Consultants.  The Compensation Committee has the authority to obtain advice and assistance from outside legal, accounting, or other advisors and consultants as deemed appropriate to assist in the continual development and evaluation of compensation policies and determination of compensation awards. The Company will provide appropriate funding, as determined by the Compensation Committee, for compensation to such advisors and consultants that the Compensation Committee chooses to engage. In May 2008, the Compensation Committee engaged Towers Watson as an independent compensation consultant to assist the Compensation Committee when it evaluated fiscal 2010 executive compensation programs. Towers Watson assisted the Compensation Committee to establish the fiscal year 2010 compensation program.

Role of Peer Companies.  In making its compensation decisions for executive officers, the Compensation Committee compares elements of compensation against a specific peer group of companies that we believe to be comparable in terms of business type and financial metrics. We anticipate periodically reviewing and revising the composition of the peer group. The initial peer group of companies that Towers Watson provided consisted of approximately twenty companies; however, the Company focused on a select group of companies that were similar in economic size to the Company. The peer group of companies that we used to assist in setting the executive officer compensation in fiscal 2010 was Chattem, Inc., Prestige Brands, Inc., Reliv International Inc., and Schiff Nutritional International. In selecting the peer group the Company looks at a number of different factors, including revenue size, comparable retail distribution channels and consumer target market served.

Role of Management in Determining Executive Compensation.  All compensation decisions relating to executive officers are made by the Compensation Committee. Management works with the Compensation

Committee in establishing the agenda for Compensation Committee meetings and in preparing meeting information. The Chief Executive Officer provides information to the Compensation Committee on the performance of the executive officers for the Compensation Committee’s consideration and provides such other information as the Compensation Committee may request. The CEO also assists the Compensation Committee in recommending salary levels and the type and structure of other awards. The CEO also makes recommendations to the Committee regarding targets for the Company’s annual incentive plans. At the request of the Chairman of the Compensation Committee, the CEO or other officers may attend and participate in portions of the Compensation Committee’s meetings.

What are the objectives of the Company’s compensation programs?

The principal objectives of the Company’s executive compensation programs are to attract and retain talented executives, reward business results, strongly differentiate pay based on performance and align the executive’s interests with stockholder interests. The objectives are based on the following core principles, which we explain in greater detail below:

•	Business Performance Accountability. Compensation should be tied to the Company’s performance in key areas so that executives are held accountable through their compensation for the performance of the Company.

•	Individual Performance Accountability. Compensation should be tied to an individual’s performance so that individual contributions to the Company’s performance are rewarded.

•	Alignment with Stockholder Interests. Compensation should be tied to the Company’s stock performance through stock incentives so that executives’ interests are aligned with those of our stockholders.

•	Retention. Compensation should be designed to promote key employee retention.

•	Competitiveness. Finally, the compensation program should continue to be designed to attract, retain and reward key leaders critical to the Company’s future success by providing competitive total compensation.

What is the compensation program designed to reward?

Our compensation program is generally designed to reward annual performance and encourage longer-term strategic and retention objectives.

We believe that annual incentives promote superior operational performance, disciplined cost management, and increased productivity and efficiency. The elements of our compensation program that promote annual performance objectives are described below under the heading “What are the elements of the Company’s compensation program?”

Long-term incentives in our compensation program are principally stock-based. We typically use restricted stock grants to promote long-term executive retention. As more fully described below, however, during fiscal 2010 we included a restricted cash grant payable to each executive officer if the executive remained with the Company through the end of the fiscal year (i.e., through March 31, 2010). See “What are the elements of the Company’s compensation program? — Revised FY 2010 Plan” below.

What are the elements of the Company’s compensation program?

In general, the Company’s compensation program has traditionally consisted of three major elements: base salary, performance-based annual incentives, and long-term incentives designed to promote key employee retention. In addition, the Company has change-of-control arrangements for its executive officers. The annual performance incentives were typically linked to the Company’s revenue and earnings objectives for the year. In prior years, the long-term incentives promoted retention and future performance and were in the form of annual restricted stock awards that vested in one-third increments over a three-year period, contingent upon the executive’s continued employment with the Company. The value of each of the restricted stock awards equaled one times the executive’s base salary divided by the closing price of the Company’s common stock on the date of grant.

In May 2009, prior to receipt of the FDA Warning Letter, the Compensation Committee approved a new compensation program that restructured the incentive components of the Company’s compensation program (the “Initial FY 2010 Plan”). The Initial FY 2010 Plan was developed with the assistance of Towers Watson and sought to balance short-term financial performance with critical operational and financial goals and provide an opportunity to recognize and reward individual contributions. On September 10, 2009, the Compensation Committee terminated the Initial FY 2010 Plan and approved a new fiscal year 2010 annual cash incentive bonus program (the “Revised FY 2010 Plan”) that focused principally on retaining the Company’s executive officers to promote business continuity. The program also included an incentive element based on maximizing the Company’s revenues, primarily through the Company’s focus on converting former nasal Cold Remedy users to the Company’s oral Cold Remedy products. The Initial FY 2010 Plan is discussed below under “Initial FY 2010 Plan” and “Long-Term Incentives.” For additional information regarding the Revised FY 2010 Plan, see “Revised FY 2010 Plan” below.

Base Salary.  The Compensation Committee annually reviews and, if appropriate, adjusts each executive officer’s base salary. Annual salaries are based on the following factors:

•	Matrixx’s performance for the prior fiscal year and subjective evaluation of each executive’s contribution to that performance;

•	the performance of the particular executive in relation to established goals or strategic plans;

•	competitive levels of compensation for executive positions based on information drawn from our selected peer group and other relevant information; and

•	recommendations of the President and Chief Executive Officer (except in the case of his own compensation).

In setting salaries, the Compensation Committee links a high proportion of each Named Executive Officer’s compensation to performance through the annual incentive awards described below.

In August 2009, the Board elected Mr. Hemelt as President and Chief Executive Officer and as a Director of the Company. In addition, the Compensation Committee approved an annual base compensation level for Mr. Hemelt of $475,000, which was retroactive to April 1, 2009, based on Mr. Hemelt’s current role as Acting President and Chief Operating Officer since October 2008.

Initial FY 2010 Plan.  As noted above, in May 2009, the Compensation Committee approved the Initial FY 2010 Plan, which restructured the incentive components of the Company’s compensation program. The Initial FY 2010 Plan was developed with the assistance of Towers Watson and sought to balance short-term financial performance with critical operational and financial goals and provide an opportunity to recognize and reward individual contribution. The Initial FY 2010 Plan provided for awards in a combination of cash and restricted stock. Under the Initial FY 2010 Plan, award opportunities would be based on the Company’s achievement of specified revenue and earnings levels, gross margin and operating margin percentage levels, and strategic marketing goals for fiscal 2010. The target award potential for each Named Executive Officer was equal to a specified percentage of his base salary (similar to the cash component of prior incentive plans) plus an amount equal to his base salary in the form of restricted stock (similar to the annual restricted stock grant component of the prior incentive plans).

If achievement results fell between the target and maximum levels, the percentages would be prorated. The payout for award opportunities would be 30% in cash compensation and 70% in equity compensation in the form of restricted stock. The restricted stock would vest 100% two years from the date of grant, contingent upon the executive officer’s continued employment with the Company. All restricted shares that remain unvested upon an executive’s termination of employment (for any reason other than death or disability) would be forfeited to the Company. The number of restricted shares would be determined by dividing 70% of the award payout (the portion of the award paid in the form of restricted stock) by the closing price of the Company’s common stock on the date of grant.

On September 10, 2009, the Compensation Committee terminated the Initial FY 2010 Plan and approved the Revised FY 2010 Plan, which focused principally on retaining the Company’s executive officers through cash incentive bonuses to promote business continuity. The program also included an incentive element based on maximizing the Company’s revenues, primarily through the Company’s focus on converting former nasal Cold

Remedy users to the Company’s oral Cold Remedy products. For additional information regarding the Revised FY 2010 Plan, see “Revised FY 2010 Plan” below.

Revised FY 2010 Plan.  The unexpected recall of Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Swabs, and subsequent litigation, which followed the June 16, 2009 issuance of the FDA Warning Letter, had a material adverse impact on our business. The recalled products accounted for approximately 40%, or $42.5 million, of fiscal 2009 net sales. The recall required us to record a $9.2 million reserve and take impairment charges of $23.9 million in fiscal 2010. As a result, the Compensation Committee concluded that the Initial FY 2010 Plan, which was based on financial metrics that were relevant at that time, no longer served its intended purpose of retaining and incentivizing the Company’s executive officers. In September 2009, the Compensation Committee adopted the Revised FY 2010 Plan, which focused principally on retaining the Company’s executive officers through cash incentive bonuses to promote business continuity. The program also included an incentive element based on maximizing the Company’s revenues and protecting market share, primarily through the Company’s focus on converting former nasal Cold Remedy users to the Company’s oral Cold Remedy products. Specifically, the Revised FY 2010 Plan provided that target payout opportunities would be payable entirely in cash, and would be divided between incentive bonus payments based on retention (target level equal to 100% of base salary) and incentive bonus payments dependent upon the achievement of specified revenue levels established by the Compensation Committee (target levels equal to 30% of base salary, with the exception of Messrs. Hemelt and Cowley, each of whom is discussed below). The Revised FY 2010 Plan also provided the opportunity for an officer to receive up to twice the target revenue-based incentive amount, with the actual amount to be pro-rated based upon the actual revenue level achieved. Subject to certain exceptions, to receive the incentive bonus payment based on retention, the officer had to be employed by the Company on March 31, 2010. The Revised FY 2010 Plan was implemented to address the unique circumstances the Company faced in fiscal 2010 and is not intended to serve as a model for future years.

The potential amounts payable to the Company’s Named Executive Officers under the terms of the Revised FY 2010 Plan were as follows:

			Incentive Bonus
		Incentive Bonus	Opportunity Based
		Opportunity Based	on Revenues
		on Retention	(represented as a
Executive Officer	Base Salary	(100% of base salary)	percentage of base salary)

William Hemelt	$475,000	$475,000	Less than Plan (0%) Plan (50%) Maximum (100%)
Samuel Cowley	$276,040	$276,040	Less than Plan (0%) Plan (40%) Maximum (80%)
Timothy Clarot	$239,372	$239,372	Less than Plan (0%) Plan (30%) Maximum (60%)
James Marini	$239,200	$239,200	Less than Plan (0%) Plan (30%) Maximum (60%)
Timothy Connors	$226,600	$226,600	Less than Plan (0%) Plan (30%) Maximum (60%)

Incentive Bonus Based on Retention Element of Revised FY 2010 Plan.  The award potential for each Named Executive Officer under the portion of the incentive bonus based on retention under the Revised FY 2010 Plan was 100% of such officer’s base salary as of September 2, 2009. Pursuant to an Executive Retention Agreement between the Company and each Named Executive Officer, entered into in September 2009, the Company contributed an amount equal to 100% of each Named Executive Officer’s base salary into an employee grantor trust. The amount in each Named Executive Officer’s trust account was paid from the trust to such officer on April 1, 2010 because each officer remained employed by the Company through such date. If a Named Executive Officer had voluntarily terminated his employment with the Company prior to April 1, 2010 without “good reason” (as defined) or if the Company had terminated the Named Executive Officer’s employment for “cause” (as defined), the retention award would have been forfeited. If the Named Executive Officer’s employment with the Company had terminated prior to April 1, 2010 for a good reason or by the Company without cause, the portion of the incentive bonus based on retention would have been paid to the officer (or his beneficiary) as of the date of termination of employment with the Company.

Incentive Bonus Based on Revenue Element of Revised FY 2010 Plan.  The Compensation Committee set the performance criteria for the portion of the incentive bonus based on revenue under the Revised FY 2010 Plan based upon the Company’s achievement of specified revenue levels. If the Company achieved the target revenue level of $67.5 to $72.5 million, the executives would achieve the “plan” payout incentive opportunity detailed in the table above. If the Company achieved revenue levels between $72.5 million and $82.5 million, then the portion of the incentive bonus based on revenue would be pro-rated up to a maximum of twice the plan amount based upon the actual revenue level achieved.

Early in fiscal 2011, the Compensation Committee determined the Revised FY 2010 Plan performance target of $67.5 million in revenue was not met. The Company’s fiscal 2010 revenue level was approximately $67.3 million, or approximately $200,000 short of the Revised FY 2010 Plan target revenue level. In light of the diverse challenges faced by the Company in fiscal 2010, the significant achievements made by the Company’s management in an unusually difficult year, and the attainment of 99.7% of the 2010 revenue target, the Compensation Committee approved a discretionary payment equal to 75% of the incentive bonus based on revenue the officer would have received if the fiscal 2010 revenue target had been achieved. The total incentive bonus based on revenue granted by the Compensation Committee to the Named Executive Officers was as follows: Mr. Hemelt $178,125; Mr. Clarot $53,859; Mr. Cowley $82,812; Mr. Connors $50,985; and Mr. Marini $53,820.

Long-Term Incentives.  The Compensation Committee has traditionally used restricted stock to promote retention and to align compensation over a multi-year period with the interests of stockholders. Restricted stock is impacted by stock price changes, so the value to executives is affected by both increases and decreases in stock price. Restricted stock grants are recorded at 100% of the closing price of the Company’s common stock on the date of grant.

In furtherance of the Compensation Committee’s long-term incentive program objectives, on May 7, 2009, the Compensation Committee approved a restricted stock grant to the following Named Executive Officers for performance objectives achieved in fiscal 2008:

		Restricted
		Stock Award
Name	Position	(# of Shares)(1)

William J. Hemelt	Chief Executive Officer, President	25,248
Samuel Cowley	EVP, Business Development and General Counsel	16,690
Timothy L. Clarot	Vice President, Research and Development	14,473
Timothy J. Connors	Vice President, Marketing	13,701
James A. Marini	Vice President, Sales	14,462

(1)	The restricted shares vest over a three-year period, one-third on May 7, 2010, one-third on May 7, 2011, and one-third on May 7, 2012. The number of shares of restricted stock granted to each Named Executive Officer was determined by dividing the Named Executive Officer’s fiscal 2010 base compensation by the closing price of the Company’s stock on May 7, 2009 ($16.54). Because Mr. Connor’s employment with the Company ended before the initial vesting date (May 7, 2010), his restricted shares were surrendered to the Company and cancelled.

Change-of-Control Agreements.  We describe our Change-of-Control Agreements under the heading “Potential Payments Upon Termination or Change-of-Control — Change-of-Control Arrangements.” The Company does not consider Change-of-Control Agreements in establishing compensation practices.

Why does the Company choose to pay each element of compensation to its Named Executive Officers?

We choose to pay each element of compensation to further the objectives of our compensation program described above, including the need to attract, retain, and reward key leaders critical to our success and ensure business continuity by providing competitive total compensation. Historically, compensation to Named Executive Officers had a strong emphasis on performance-based incentives. However, in light of the diverse challenges faced by the Company in fiscal 2010, the Company temporarily altered its compensation plan. See “What are the elements of the Company’s compensation program?” above.

How does the Company determine the amount (and the formula) for each element of compensation paid to its Named Executive Officers?

As discussed under “What are our processes and procedures for considering and determining executive compensation?” above, the Compensation Committee engaged Towers Watson as an independent compensation consultant to assist the Compensation Committee in evaluating executive compensation programs and to help redesign the incentive programs for the Company’s executive team. In addition to market data on compensation practices and programs provided by Towers Watson or otherwise publicly available, the Compensation Committee focuses on the individual executives and their responsibilities, skills, expertise and value added through performance in determining or recommending executive pay. See “What are our processes and procedures for considering and determining executive compensation?” above for more information regarding how the Company determines the amount for each element of compensation paid to the Named Executive Officers.

How does each element of compensation and the Company’s decisions regarding that element fit into the Company’s overall compensation objectives and affect decisions regarding other elements?

Before establishing or recommending executive compensation payments or awards, the Compensation Committee considers all the components of such compensation, including current pay (salary and bonus, if any), annual and long-term incentive awards, retirement benefits, outstanding equity awards, and potential change-of-control severance payments. The Compensation Committee considers each element in relation to the others when setting total compensation.

What impact do taxation and accounting considerations have on the decisions regarding executive compensation?

Section 162(m) of the Code limits the deductibility of executive compensation paid by publicly held corporations to $1 million for each executive officer named in this Information Statement. The $1 million limitation generally does not apply to compensation that is considered performance-based and meets certain other criteria. Non-performance-based compensation paid to the Company’s executive officers for the 2010 fiscal year did not exceed the $1 million limit for any employee, except for Mr. Hemelt. The Company has not adopted a policy requiring all such compensation to be deductible. Moreover, the Company will not be entitled to a deduction with respect to payments that are contingent upon a change-of-control if such payments are deemed to constitute “excess parachute payments” pursuant to Section 280G of the Code. Such payments will subject the recipients to a 20% excise tax.

In addition to Section 162(m) limitations, the Compensation Committee and the Board also take into account other tax and accounting consequences of its total compensation program and the individual components of compensation, and weigh these factors when setting total compensation and determining the individual elements of an officer’s compensation package.

COMPENSATION COMMITTEE REPORT

The Compensation Committee Report submitted with our Proxy Statement filed with the SEC on July 12, 2010 has been omitted pursuant to Instruction 2 to Item 407(e)(5) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended.

SUMMARY COMPENSATION TABLE

The table below sets forth the compensation for fiscal years ended March 31, 2008, 2009, and 2010 for our Named Executive Officers.

					Non-Equity
					Incentive
				Stock	Plan	All Other
		Salary	Bonus	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)

William J. Hemelt,	2010	475,000	475,000	417,602	178,125	10,258	1,555,985
President and Chief	2009	325,384	61,800	270,802	245,347	9,641	912,974
Executive Officer(5)	2008	260,400	—	—	—	9,403	269,803

Samuel C. Cowley	2010	276,040	276,040	276,053	82,812	9,800	920,745
Executive Vice President,	2009	226,769	166,800	452,388	198,320	6,597	1,050,874
Business Development,	2008	—	—	—	—	—	—
General Counsel and Secretary(6)

Timothy L. Clarot,	2010	239,372	239,372	239,383	53,859	9,800	781,786
Vice President, Research	2009	232,192	61,800	232,401	128,982	7,142	662,517
and Development	2008	223,400	—	—	—	8,936	232,336

James Marini,	2010	239,200	239,200	239,201	53,820	9,511	780,932
Vice President, Sales	2009	228,404	61,800	230,004	127,650	6,916	654,774
	2008	160,840	—	—	20,882	7,269	188,991

Timothy J Connors,	2010	226,600	226,600	226,615	50,985	9,023	739,823
Vice President Marketing(7)	2009	220,000	61,800	220,001	122,100	6,874	630,775
	2008	—	—	—	—	—	—

(1)	As discussed in “Incentive Bonus Based on Retention Element of Revised FY 2010 Plan,” a retention bonus was paid to each executive equal to one times annual base compensation.

(2)	This column reflects the aggregate grant date fair value of stock awards granted to Named Executive Officers during the fiscal year in accordance with FASB ASC Topic 718 for and does not reflect value actually received by the Named Executive Officers. For stock awards the grant date fair value is calculated by multiplying the number of shares granted by the closing price of a share of common stock on the grant date. The Company’s stock price on the date of grant was $16.54; however, upon the issuance of the FDA Warning Letter on June 16, 2009, the Company’s stock price dropped to $5.78, and has generally remained at or below this level since that date. The Option Exercises and Stock Vested in Fiscal 2010 table discloses the value of stock awards that actually vested during fiscal 2010. For additional information regarding the compensation expense related to awards of stock made in the fiscal years ended March 31, 2010, 2009 and 2008, see “Stock Based Compensation” in Note 1 of the Notes to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(3)	In light of the diverse challenges faced by the Company in fiscal 2010 and the attainment of 99.7% of the 2010 revenue target, the Compensation Committee approved a discretionary payment equal to 75% of the portion of the cash incentive bonus that the officer would have received based on the revenue element of the Revised FY 2010 Plan if the fiscal 2010 revenue target had been achieved. As discussed in the CDA above, these amounts were paid in May 2010.

(4)	The amounts in this column for 2010 consist of matching contributions to the Company’s 401(k) plan: Mr. Hemelt — $9,800; Mr. Cowley — $9,800; Mr. Clarot — $9,800; Mr. Marini — $9,511; and Mr. Connors — $9,023; and reported taxable income under a life insurance plan: Mr. Hemelt — $458 resulting from the Company’s payment of life insurance premiums (see “Agreements with Named Executive Officers — Hemelt Insurance Agreement” below). Except for the insurance premiums referenced in the preceding sentence, the

Company does not offer its Named Executive Officers any perquisites, as defined in the SEC’s compensation disclosure rules.

(5)	Mr. Hemelt was elected President and CEO in August 2009 and continues to serve as the Company’s Principal Financial Officer.

(6)	Mr. Cowley joined the Company in fiscal 2009.

(7)	Mr. Connors resigned his position as Vice President, Marketing for the Company effective April 16, 2010. Mr. Connors was not a Named Executive Officer in fiscal 2008.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2010

								All Other
								Stock Awards:	Grant Date
		Estimated Possible Payouts Under			Estimated Future Payouts Under			Number of	Value of
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Shares	Stock and
		(1)			(2)			of Stock	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)(3)	(4)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

William J. Hemelt,	5/07/2009							25,248	417,602
President and Chief	9/3/2009	0	237,500	475,000
Executive Officer

Samuel C. Cowley,	5/07/2009							16,690	276,053
Executive Vice President,	9/3/2009	0	110,416	220,832
Business Development, General Counsel and Secretary

Timothy L. Clarot,	5/07/2009							14,473	239,383
Vice President, Research	9/3/2009	0	71,812	143,623
and Development

James Marini,	5/07/2009							14,462	239,201
Vice President, Sales	9/3/2009	0	71,760	143,520

Timothy J. Connors,	5/07/2009							13,701	226,615
Vice President, Marketing(5)	9/3/2009	0	67,980	135,960

(1)	The amounts in this column represent the possible cash payouts based on the revenue element of the Revised FY 2010 Plan based on revenues. The Revised FY 2010 Plan is described under the heading “Compensation Discussion and Analysis — What are the elements of the Company’s compensation program? — Revised FY 2010 Plan.” As required by SEC rules, the “Estimated Possible Payouts” represent the “threshold,” “target,” and “maximum” payouts the Named Executive Officers were eligible to receive under the revenue element of the Revised FY 2010 Plan. The actual awards paid to the Named Executive Officers under the Revised FY 2010 Plan are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

(2)	There were no equity incentive awards granted in fiscal 2010.

(3)	The amounts in this column represent restricted stock grants made in fiscal 2010. See “Compensation Discussion and Analysis — What are the elements of the Company’s compensation program? — Long-Term Incentives.”

(4)	The amounts in this column represent the full grant date fair value computed in accordance with FASB ASC Topic 718 for the fiscal 2010 restricted stock awards.

(5)	Mr. Connors resigned his position as Vice President, Marketing for the Company effective April 16, 2010.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Change-of-Control Agreements.  The Company has entered into Change-of-Control Agreements with each of the Named Executive Officers. The Company intends that these agreements provide stability in its key management in the event the Company experiences a change-of-control. The agreements provide for a severance payment to the Named Executive Officers in the event of termination without “Cause” or if the Named Executive Officer terminates his or her employment for “Good Reason” at any time within one year following a

“Change-of-Control” of the Company. In the event of an officer’s death or disability, termination for Cause, termination by a Named Executive Officer without Good Reason or termination by the Named Executive Officer or the Company for any or no reason before a Change-of-Control occurs or more than one year after a Change-of-Control has occurred, the Named Executive Officer will not receive payments under the Change-of-Control Agreement.

The severance payment is an amount equal to (a) the Named Executive Officer’s base salary in effect at the time of his or her separation from service plus (b) the average of the annual incentive bonuses paid to the Named Executive Officer for the two fiscal years immediately preceding the fiscal year in which the Change-of-Control occurs. The severance payment will be paid to the Named Executive Officer in one lump sum within 30 days of his or her separation from service. However, if the Named Executive Officer is a “specified employee” and the definition of Good Reason does not qualify as an “involuntary separation” from service, the severance payment will be paid to the Named Executive Officer in one lump sum on the first day of the seventh month following the officer’s termination of employment. In addition to the severance payment, shares granted to the Named Executive Officers pursuant to the 2001 Incentive Plan will vest and all restrictions will lapse as of the effective date of the Change-of-Control.

In addition, under each Change-of-Control Agreement, each executive is entitled to receive continuation of the Company’s group health plan coverage under COBRA. The Company will pay the portion of the employer’s share of the cost of the premium for 18 months of the COBRA coverage period (in accordance with any premium cost-sharing arrangement in effect as of the date of termination).

“Change-of-Control” means and will be deemed to have occurred if: (1) any person (not including the Company, any Company employee benefit plan, any person acquiring such securities directly from the Company or the Named Executive Officer or any other person already owning 15% or more of the voting power at the time of the Change-of-Control Agreement) becomes a beneficial owner (pursuant to Rule 13d-3 under the Exchange Act), either directly or indirectly, of 15% or more of the combined voting power of the Company’s outstanding securities having a right to vote; (2) any stockholder of the Company beneficially owning 15% or more of the combined voting power of the Company’s outstanding securities as of the date of the Change-of-Control Agreement becomes the beneficial owner of 20% or more of the combined voting power of the Company’s then outstanding securities ordinarily having the right to vote at an election of directors; (3) individuals who, as of the date of the Change-of-Control Agreement, constitute the Board cease for any reason to constitute at least 80% of the Board; provided however, that any person becoming a member of the Board after the date of the Change-of-Control Agreement whose election was approved by a vote of at least 80% of the members of the Board that were members as of the date of the Change-of-Control Agreement, shall be considered as though that person was a member of the Board as of the date of the Change-of-Control Agreement; or (4) approval by the stockholders of the Company and consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company, with or to a corporation or other persons who were stockholders of the Company immediately prior to the transaction do not, immediately thereafter, own more than 80% of the combined voting power of the outstanding voting securities of the new merged, consolidated, reorganized or purchasing corporation and 80% of the members of the Board of the new merged, consolidated, reorganized or purchasing corporation were not members of the Company’s Board prior to the consummation of the reorganization, merger, consolidation or purchase.

‘‘Cause” is defined in each Change-of-Control Agreement as gross and willful misconduct resulting in material injury to the Company, fraudulent or criminal conduct that may have an adverse impact on the Company or its affiliate’s name or reputation, material failure or refusal to perform duties, use of drugs or alcohol in violation of the Company’s policy or a material breach of the Named Executive Officer’s employment obligations to devote substantially all of his or her business time, attention, skill and effort to the faithful performance of his or her duties.

‘‘Good Reason” is defined in each Change-of-Control Agreement as: (a) the Named Executive Officer’s compensation is reduced by the Company; (b) the Named Executive Officer’s functions, duties and/or responsibilities are significantly reduced so as to cause his position with the Company to become of materially less dignity, responsibility and/or importance; or (c) the Named Executive Officer is required by the Company to relocate his or her residence or the Company’s principal business office is relocated more than 60 miles away from the Company’s then-current location.

Insurance Agreement with Mr. Hemelt.  On October 18, 2006, the Company’s Board approved an agreement with Mr. Hemelt (the “Hemelt Insurance Agreement”). The Hemelt Insurance Agreement requires the Company to transfer a life insurance policy to Mr. Hemelt upon his termination of employment, for any reason, from the Company. In addition, upon the transfer of the policy, the Company must pay to Mr. Hemelt an amount equal to the total presumed federal and state taxes that could be imposed with respect to the income tax payable upon the transfer and assignment of the policy. The face amount and cash surrender value of the insurance policy at March 31, 2010 was $400,000 and $40,043, respectively.

Executive Retention Agreement.  The award potential for each Named Executive Officer under the incentive bonus based on the retention element of the Revised FY 2010 Plan was 100% of such officer’s base salary as of September 2, 2009. In connection with this grant, the Company entered into an Executive Retention Agreement with each Named Executive Officer. See “Compensation Discussion and Analysis — What are the elements of the Company’s compensation program? — Incentive Bonus Based on Revenue Element of Revised FY 2010 Plan” above.

OUTSTANDING EQUITY AWARDS AT FISCAL 2010 YEAR-END

	Option Awards					Stock Awards
										Equity
										Incentive
									Equity	Plan
			Equity						Incentive	Awards:
			Incentive						Plan	Market or
			Plan						Awards:	Payout
			Awards:						Number of	Value of
	Number of	Number of	Number of			Number		Market	Unearned	Unearned
	Securities	Securities	Securities			of Shares		Value	Shares, Units	Shares, Units
	Underlying	Underlying	Underlying			or Units		of Shares	or Other	or Other
	Unexercised	Unexercised	Unexercised	Option		of Stock		of Stock	Rights That	Rights That
	Options	Options	Unearned	Exercise	Option	That Have		That Have	Have Not	Have Not
	(#)	(#)	Options	Price	Expiration	Not Vested		Not Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)(1)		($)(2)	(#)(3)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)	(i)	(j)

William J. Hemelt,	10,000	—		7.96	07/22/2010	37,899	(4)	$192,148
President and Chief	20,000	—		17.90	01/15/2011
Executive Officer	25,000	—		8.13	07/30/2011
	20,000	—		10.73	02/07/2012

Samuel C. Cowley,						37,824	(5)	$191,768
Executive Vice President, Business Development, General Counsel, Secretary

Timothy L. Clarot,	20,000	—		17.90	01/15/2011	25,330	(6)	$128,423
Vice President, Research and Development

James Marini,	20,000	—		17.90	01/15/2011	25,207	(7)	$127,799
Vice President, Sales	4,700	—		10.73	02/07/2012

Timothy J Connors,						23,979	(9)	$121,574
Vice President, Marketing(8)

(1)	This column consists of unvested restricted stock shares, as discussed under the heading “Compensation Discussion and Analysis — What are the elements of the Company’s compensation program? — Long-Term Incentives.”

(2)	The amount in this column is calculated by multiplying the closing market price of our common stock at the end of fiscal 2010 ($5.07 per share as of March 31, 2010) by the number of restricted shares listed for the specified officer.

(3)	There are no awards of this type outstanding.

(4)	Includes 6,326 shares of restricted stock that vest on May 8, 2010, 6,325 shares of restricted stock that vest on May 8, 2011, 8,416 shares of restricted stock that vest on May 7, 2010, 8,416 shares of restricted stock that vest May 7, 2011 and 8,416 shares of restricted stock that vest on May 7, 2012.

(5)	Includes 10,567 shares of restricted stock that vest on May 8, 2010, 10,567 shares of restricted stock that vest on May 8, 2011, 5,564 shares of restricted stock that vest on May 7, 2010, 5,563 shares of restricted stock that vest on May 7, 2011 and 5,563 shares of restricted stock that vest on May 7, 2012.

(6)	Includes 5,429 shares of restricted stock that vest on May 8, 2010, 5,428 shares of restricted stock that vest on May 8, 2011, 4,825 shares of restricted stock that vest on May 7, 2010, 4,824 shares of restricted stock that vest on May 7, 2011 and 4,824 shares of restricted stock that vest on May 7, 2012.

(7)	Includes 5,373 shares of restricted stock that vest on May 8, 2010, 5,372 shares of restricted stock that vest on May 8, 2011, 4,821 shares of restricted stock that vest on May 7, 2010, 4,821 shares of restricted stock that vest on May 7, 2011 and 4,820 shares of restricted stock that vest on May 7, 2012.

(8)	Mr. Connors resigned from his position as Vice-President, Marketing of the Company effective April 16, 2010.

(9)	Pursuant to the 2001 Incentive Plan, all unvested restricted stock was forfeited upon Mr. Connor’s termination of employment on April 16, 2010.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2010

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized	Acquired	Value Realized
	Exercise	On Exercise	on Vesting	on Vesting
Name	(#)	($)(1)	(#)(2)	($)(3)
(a)	(b)	(c)	(d)	(e)

William J. Hemelt,	0	0	11,508	130,335
President and Chief Executive Officer
Samuel C. Cowley,	0	0	13,228	185,388
Executive Vice President, Business Development, General Counsel and Secretary(4)
Timothy L. Clarot,	70,000	688,717	9,875	111,848
Vice President, Research and Development
James Marini,	5,300	47,700	8,574	104,615
Vice President, Sales
Timothy J. Connors,	0	0	8,464	101,394
Vice President, Marketing(5)

(1)	Represents the number of options exercised multiplied by the difference between the market price of the Company’s common stock on the exercise date and the exercise price of the options.

(2)	Represents restricted stock awards that vested in fiscal 2010.

(3)	Represents the number of shares multiplied by the market value of the shares on the vesting date.

(4)	2,660 of the vested shares were awarded while Mr. Cowley served as an independent Board member for the Company. Mr. Cowley was appointed Executive Vice President of Business Development, General Counsel and Secretary on May 8, 2008.

(5)	Mr. Connors resigned his position of Vice President, Marketing of the Company effective April 16, 2010.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-OF-CONTROL

Below we describe the potential payments that each of the Named Executive Officers could receive following termination of employment, including through resignation, severance, retirement, death, disability or a Change-of-Control of the Company (each, a “Termination Event”). We first describe plans, agreements, or arrangements under which each Named Executive Officer could receive payments following a Termination Event, excluding those that do not discriminate in favor of our executive officers and that are available generally to all salaried employees (“Termination Plans”). We then discuss the potential payments that could be due to each Named Executive Officer under the Termination Plans because of a Termination Event. As required by SEC rules, we have calculated these payments as if each Termination Event occurred on March 31, 2010, the last business day of fiscal 2010, and the price per share of the Company’s common stock is the closing market price on that same day (March 31, 2010 closing market price of $5.07). We also have discussed the assumptions underlying the payments. The payments to the Named Executive Officers under the various Termination Event scenarios described in this section are not intended to affect the Company’s obligations to the Named Executive Officers. Those obligations are subject to, and qualified by, the contracts or arrangements giving rise to such obligations.

Change-of-Control Arrangements

Our change-of-control arrangements and the events triggering change-of-control payments are discussed in detail under “Agreements with Named Executive Officers.” As noted under that section, the change-of-control arrangements with the Named Executive Officers are reflected in separate Change-of-Control Agreements. The terms of each change-of-control arrangement are substantially similar. If a Termination Event triggering payments under the change-of-control arrangements occurred on March 31, 2010, each Named Executive Officer would be eligible to receive the following severance payments: Mr. Hemelt $628,574; Mr. Cowley $406,100; Mr. Clarot $334,763; Mr. Marini $333,925; and Mr. Connors $318,550. The Named Executive Officer would receive such severance payment only if he executed a release agreement reasonably requested by the Company. For additional information regarding how payments to our Named Executive Officers would be paid upon a Termination Event, see “Agreements with Named Executive Officers” above. For additional information for when a Named Executive Officer would not receive payments under the Change-of-Control Agreement, see “Agreements with Named Executive Officers” above.

In addition to the severance payments described in the preceding paragraph, shares granted to the Named Executive Officers pursuant to the 2001 Incentive Plan would vest and all restrictions would lapse as of the effective date of the Change-of-Control. Assuming a Change-of-Control occurred on March 31, 2010, the restrictions on each Named Executive Officer’s restricted stock would lapse and each Named Executive Officer would be able to realize the following values (based on the closing market price of the underlying securities on March 31, 2010 times the number of shares affected); Mr. Hemelt — $192,148; Mr. Cowley — $191,768; Mr. Clarot — $128,423; Mr. Marini — $127,799; and Mr. Connors — $121,574.

The payments to the Named Executive Officers under the various Termination Event scenarios described in this section are not intended to affect the Company’s obligations to the Named Executive Officers. Those obligations are subject to, and qualified by, the contracts or arrangements giving rise to such obligations.

Hemelt Insurance Agreement

Mr. Hemelt’s insurance agreement with the Company is discussed in detail under “Agreements with Named Executive Officers — Insurance Agreement with Mr. Hemelt.” Assuming that, on March 31, 2010, Mr. Hemelt’s employment with the Company terminated for any reason, the Company would be required to transfer a life insurance policy to Mr. Hemelt pursuant to the Hemelt Insurance Agreement. The face amount and cash surrender value of the insurance policy at March 31, 2010 was $400,000 and $40,043, respectively, and the tax gross-up payment associated with the policy at that date would have been approximately $12,658.

Retirement Benefits

The Company does not provide any retirement benefits to its Named Executive Officers beyond the Company’s 401(k) plan, which is available to employees meeting the plan’s eligibility requirements.

DIRECTOR COMPENSATION

OVERVIEW OF DIRECTOR COMPENSATION AND PROCEDURES

Under the Company’s Corporate Governance Principles, non-employee director compensation is reviewed periodically by the Board with the assistance of the Compensation Committee. Messrs. Hemelt and Cowley, who are employees of the Company, receive no additional compensation for their services as directors. Non-employee directors receive $20,000 in annual retainer fees and an additional $4,000 retainer fee for each committee on which the director participates. In addition to the respective committee retainers, the Chairman of the Audit Committee receives an additional annual retainer fee of $10,000; the Chairman of the Compensation Committee receives an additional annual retainer fee of $8,000; and the Chairman of the Corporate Governance and Nominating

Committee receives an additional annual retainer fee of $5,000. The annual retainer fee for the Chairman of the Board is $50,000; the Chairman of the Board also receives the same Board and committee fees to which the other non-employee directors are entitled. In September 2009, the Board approved a per-meeting fee of $750.00 for each of the Company’s non-employee Directors for each Board or Committee meeting that was not regularly scheduled and held from June 16, 2009 through December 31, 2009. This fee was adopted in light of the significant additional time commitment on the part of directors brought about by the FDA Warning Letter and resulting matters. In addition, the Company reimburses directors for travel expenses incurred in connection with attending Board, committee and stockholder meetings, and for other Company-related business expenses.

The stock component of the compensation of the Company’s non-employee directors consists of a number of shares of restricted stock, issued under the 2001 Incentive Plan, equal to $75,000 divided by the closing price of the Company’s common stock on Nasdaq on the first business day of each calendar year, rounded up to the nearest share, with 50% of such restricted stock vesting on the first anniversary of each grant and 50% of such restricted stock vesting on the second anniversary of such grant. The directors must be serving on the Board on the date of vesting in order for the restricted stock to vest; however, the restrictions on the disposition of the shares of Common Stock lapse immediately upon the first of the following dates: (i) the effective date of a Change-of-Control, and (ii) the date on which the director ceases to serve on the Board or any committee thereof on account of his or her death, Disability (as that term is defined in the 2001 Incentive Plan), or mandatory retirement.

In October 2009, the Board approved a cash payment of $75,000 to each non-employee Director, payable on January 4, 2010, in lieu of the annual restricted stock grant described in the preceding paragraph. The Board approved a cash payment to avoid a substantial stock dilution in light of the significant decrease in the Company’s stock price following the issuance of the FDA Warning Letter. If a director ceases to be a director of the Company at any time during calendar year 2010, other than by reason of death or Disability, the director must repay a pro rata portion of the cash payment to the Company, based on the full number of months served by such individual as a director during calendar year 2010.

All director fees, other than stock grants or payments made in lieu of stock grants (which are made on the first business day of the calendar year to directors serving on that date), are made quarterly in arrears.

A director who participates in the Restricted Stock Program under the Company’s 2001 Incentive Plan (the “Restricted Stock Program”) may elect to receive, in lieu of cash, all or any portion of the fees payable by Matrixx to the director for service on the Board or any committee in the form of shares of our common stock. Conditions to participation include a three-year restriction on the sale or disposition of any shares received under the Restricted Stock Program. The purchase price for the shares is equal to 80% of the closing price of our common stock on Nasdaq on the designated day of purchase. No director elected to participate in the Restricted Stock Program in fiscal 2010.

DIRECTOR 2010 SUMMARY COMPENSATION TABLE

The following table summarizes the amounts paid to directors in the fiscal year ended March, 31, 2010:

					Change
					in Pension
					Value and
				Non-Equity	Nonqualified
	Fees Earned			Incentive	Deferred
	or Paid	Stock	Option	Plan	Compensation	All Other
	in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)(1)	($)(2)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Lori H. Bush	118,500	0	0	0	—	0	118,500
John M. Clayton, Ph.D.	119,500	0	0	0	—	0	119,500
Samuel Cowley(3)	0	0	0	0	—	0	0
William C. Egan	159,750	0	0	0	—	0	159,750
William J. Hemelt(3)	0	0	0	0	—	0	0
L. White Matthews, III	120,500	0	0	0	—	0	120,500
Michael A. Zeher	110,500	0	0	0	—	0	110,500

(1)	Each non-employee Director received a cash payment of $75,000 in lieu of the annual $75,000 restricted stock grant (see “Overview of Director Compensation and Procedures” immediately above). If a Director ceases to be a director of the Company at any time during calendar year 2010, other than by reason of death or Disability, the director must repay a pro rata portion of the cash payment to the Company, based on the full number of months served by such individual as a director during calendar year 2010.

(2)	As of March 31, 2010, each non-employee director beneficially owned the following number of shares of the Company’s common stock: Ms. Bush — 24,308 shares; Mr. Clayton — 28,660 shares; Mr. Egan — 42,645 shares; Mr. Matthews — 26,657 shares; and Mr. Zeher — 21,645 shares. With respect to Messrs. Hemelt and Cowley, see the “Outstanding Equity Awards at Fiscal Year-End” table located elsewhere in this Information Statement.

(3)	Messrs. Cowley and Hemelt are Named Executive Officers and their compensation is set forth in the above. During fiscal 2010, they received no additional compensation in connection with their services as directors.

OTHER INFORMATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2010, the Compensation Committee consisted of Ms. Lori Bush (Chairman), Mr. John Clayton, Mr. L. White Matthews, III, and Mr. Michael Zeher. None of them has at any time in the last fiscal year or previously been an officer or employee of the Company or any of its subsidiaries, or had any other relationship of the type that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation Committee during fiscal 2010.

RELATED PARTY TRANSACTIONS

The Audit Committee of the Board is responsible for reviewing and approving all material transactions with any related party. Related parties include any of our directors, director nominees, executive officers, certain of our stockholders, and with respect to each of them, their immediate family members, any person (other than a tenant or employee) sharing their household and certain entities in which they own an interest that is greater than 10% (a “Related Party”). This obligation is set forth in writing in our Statement of Policy Regarding Related Party Transactions (the “Policy”).

To identify Related Party transactions, each year the Company submits and requires our directors and officers to complete Director and Officer Questionnaires identifying any transactions with the Company in which a Related Party has an interest. We review Related Party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with our interests. The Policy specifically provides that any “Related Party Transaction,” as defined in the Policy, must be approved or ratified by the Audit Committee. A Related Party Transaction is any transaction in which a Related Party and the Company or any of its subsidiaries are participants and where the amount involved exceeds $120,000 in the aggregate.

Management must evaluate all potential Related Party Transactions in light of any relevant contractual obligations of the Company and applicable law before recommending a Related Party Transaction to the Audit Committee for approval or ratification. The following transactions are exempt from the review requirement:

•	Transactions in which rates or charges are fixed in conformity with law or governmental authority;

•	Transactions involving less than $120,000 when aggregated with all similar transactions; and

•	Transactions available to all employees generally.

The Audit Committee will only approve or ratify a Related Party Transaction if the transaction is on terms no less favorable than those that could be obtained in an arm’s length dealing with an unrelated party.

We expect the Company’s directors, officers and employees to act and make decisions that are in the Company’s best interests and encourage them to avoid situations that present a conflict between the Company’s interests and their own personal interests.

The Company has not had any Related Party Transactions since April 1, 2009 that require disclosure under Item 404 of Regulation S-K under the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

MANAGEMENT COMMON STOCK OWNERSHIP INFORMATION

Except as otherwise noted, the following table sets forth information, as of November 30, 2010, regarding the number of shares of our Common Stock beneficially owned by Messrs. Hemelt, Clarot, Marini, Connors and Cowley, which are the Company’s Named Executive Officers, by individual directors, and by all directors and officers as a group. The address of all persons is Matrixx Initiatives, Inc., 8515 E. Anderson Drive, Scottsdale, Arizona 85255. The indicated percentages are based upon the number of shares of our Common Stock outstanding as of November 30, 2010, plus, where applicable, the number of shares that the indicated person or group had a right to acquire within 60 days of that date.

	Common Stock
	Number of Shares
	Beneficially	Percent
Name of Beneficial Owner	Owned(1)	of Class

Lori H. Bush	34,308	*
Timothy Clarot	57,910	*
John M. Clayton	28,660	*
Timothy J. Connors(2)	12,726	*
Samuel C. Cowley	58,860	*
William C. Egan	62,645	*
William J. Hemelt	127,979	1.36%
James Marini	65,732	*
L. White Matthews, III	46,657	*
Michael A. Zeher	41,645	*
All executive officers, directors, and director nominees as a group (12 persons)	542,889	5.78%

*	Less than 1% of outstanding shares.

(1)	The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority. Reflects the number of shares that could be purchased by exercise of options available at November 30, 2010, or within 60 days thereafter, for the following (i) directors: Ms. Bush — 10,000 shares; Mr. Egan — 20,000 shares; Mr. Hemelt — 65,000 shares; Mr. Matthews — 20,000 shares; and Mr. Zeher — 20,000 shares; and (ii) Named Executive Officers: Mr. Marini — 24,700 shares and Mr. Clarot — 20,000 shares. Messrs. Cowley and Clayton do not have any outstanding options.

(2)	Information for Mr. Connors is set forth as of June 16, 2010. Mr. Connors resigned his position as Vice President, Marketing for the Company effective April 16, 2010.

PRINCIPAL STOCKHOLDER COMMON STOCK OWNERSHIP INFORMATION

The following table sets forth information with respect to the persons, known by the Company, that have reported beneficial ownership of more than five percent of the outstanding shares of the Company’s common stock according to statements on Schedule 13G as filed by such persons with the SEC on or before November 30, 2010.

The indicated percentages are based upon the number of shares of our Common Stock outstanding as of November 30, 2010.

	Common Stock
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Percent of Class

The Vanguard Group(1)	581,380	6.2%
BML Investment Partners, L.P.(2)	578,747	6.2%
Porter Orlin LLC(3)	556,035	5.9%

(1)	The Vanguard Group, 100 Vanguard Boulevard, Malvern, PA 19355. Information regarding The Vanguard Group is based solely on a Form 13G filing, filed with the SEC on February 8, 2010, for the period ended December 31, 2009, and reports aggregate beneficial ownership of 581,380 shares, with sole voting power as to 8,340 shares and sole dispositive power with respect to 573,040 shares. The Vanguard Group reports no shared voting power and shared dispositive power as to 8,340 shares. The Company makes no representations as to the accuracy or completeness of such information and believes these filings represent share ownership as of December 31, 2009.

(2)	BML Investment Partners, L.P., 65 E Cedar, Suite 2, Zionsville, IN 46077. Information regarding BML Investment Partners, L.P. is based solely on a Schedule 13G filing filed with the SEC on February 2, 2010, for the period ended December 31, 2009, and reports aggregate beneficial ownership of 578,747 shares and does not have sole voting power or dispositive power with respect to any of the shares it beneficially owns. BML Investment Partners, L.P. reports shared voting power and shared dispositive power with respect to 578,747 shares. The Company makes no representations as to the accuracy or completeness of such information and believes these filings represent share ownership as of December 31, 2009.

(3)	Porter Orlin LLC, 666 Fifth Avenue, 34th Floor, New York, New York 10103. Information regarding Porter Orlin LLC and the additional filing persons named below (collectively, “Porter Orlin”), is based solely on a Schedule 13G filing filed with the SEC on June 24, 2010, for the period ended June 16, 2010. Porter Orlin reports aggregate beneficial ownership of 556,035 shares and does not have sole voting or dispositive power with respect to any of the shares it beneficially owns. Porter Orlin reports shared voting power and shared dispositive power with respect to 556,035 shares. The additional filing persons named in the Schedule 13G are: A. Alex Porter, Paul Orlin, Geoffrey Hulme, and Jonathan W. Friedland, each with an address of c/o Porter Orlin LLC, 666 Fifth Avenue, 34th Floor, New York, New York 10103. The Company makes no representations as to the accuracy or completeness of such information and believes these filings represent share ownership as of June 16, 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers, directors, and other persons who own more than 10% of our equity securities to file reports of ownership and changes in ownership with the SEC. These officers, directors and stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms received by us, or on written representations that we have received from certain reporting persons that no forms were required for such persons, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with on a timely basis for the fiscal year ended March 31, 2010 and prior fiscal years, except as otherwise previously disclosed.

LEGAL PROCEEDINGS

Shareholder Derivative Lawsuits

On September 11, 2009, a shareholder derivative lawsuit was filed by Timothy Hall, on behalf of the Company, against all of the Company’s current directors and the following current and former officers of the Company: William Hemelt, Samuel Cowley and Carl Johnson. The lawsuit alleges, among other things, that the officers and directors named in the complaint violated their fiduciary duties to the Company by (i) misrepresenting the safety of the Zicam Cold Remedy nasal gel products, (ii) failing to warn consumers that use of the Zicam Cold Remedy nasal products could result in anosmia and (iii) failing to disclose reports of anosmia to the FDA and otherwise misrepresenting the Company’s compliance with FDA regulations (Timothy Hall vs. William J. Hemelt, et al., United States District Court, District of Arizona).

On September 18, 2009, a shareholder derivative lawsuit was filed by Theodore C. Klatt, on behalf of the Company, against all of the Company’s current directors and the following current and former officers of the Company: William Hemelt, Samuel Cowley, Carl Johnson, Timothy Clarot and James Marini. The lawsuit alleges, among other things, that the officers and directors named in the complaint violated their fiduciary duties to the Company by (i) misrepresenting the safety of the Zicam Cold Remedy nasal gel products, (ii) failing to warn consumers and shareholders that use of the Zicam Cold Remedy nasal products could result in anosmia and (iii) failing to disclose reports of anosmia to the FDA and otherwise misrepresenting the Company’s compliance with FDA regulations (Theodore C. Klatt vs. William J. Hemelt, et al., United States District Court, District of Arizona).

On October 14, 2009, the parties filed a stipulation to transfer the Klatt action and consolidate it with the Hall action. On November 4, 2009, the stipulation was granted. On January 19, 2010, the Company moved for a stay of the consolidated derivative action pending the outcome of a putative class action that also is pending in the United States District Court, District of Arizona (Shapiro et al. vs. Matrixx Initiatives, Inc. et al.), which the Court granted on March 1, 2010.

On November 20, 2009, a shareholder derivative lawsuit was filed by Bette-Ann Liguori, on behalf of the Company, against all of the Company’s current directors and certain of their spouses, and the following current and former officers and directors of the Company and certain of their spouses: Carl Johnson, Timothy Clarot, Timothy Connors, Lynn Romero, Michael Voevodsky, James Marini, and Edward Faber (Liguori v. Egan, et al., Superior Court of the State of Arizona, County of Maricopa). The lawsuit alleges, among other things, that the officers and directors named in the complaint violated their fiduciary duties to the Company by (i) misrepresenting the safety of the Zicam Cold Remedy nasal gel products, (ii) failing to warn consumers and shareholders that use of the Zicam Cold Remedy nasal products could result in anosmia and (iii) failing to disclose reports of anosmia to the FDA and otherwise misrepresenting the Company’s compliance with FDA regulations. On January 19, 2010, the Company filed a motion to stay the action pending the outcome of the Shapiro action or, in the alternative, pending the outcome of the consolidated derivative action filed in Federal court. On May 18, 2010, the court granted defendants’ motion.

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ANNEX II

888 Seventh Avenue, 8th Floor
New York, New York 10019

(212) 331-0150 — Telephone
(212) 331-0160 — Facsimile
www.SawayaSegalas.com

December 14, 2010

Private and Confidential

Board of Directors
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, AZ 85255

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Matrixx Initiatives, Inc. (“Matrixx” or the “Company”) of the $8.00 per Share in cash (the “Consideration”) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of December 14, 2010 (the “Agreement”), among the Company, Wonder Holdings Acquisition Corp. (“Parent.”) and Wonder Holdings, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent (and each of Parent and Merger Sub an affiliate of H.I.G. Capital, LLC (“H.I.G.)).

The Agreement provides for a tender offer for all the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay the Consideration for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will merge with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each Share, other than Shares owned by the Company, Parent, Merger Sub or any other subsidiary of Parent or Shares as to which dissenter’s rights have been perfected, outstanding immediately prior to the Merger will be converted into the right to receive the Consideration without interest.

In connection with rendering this opinion, we have, among other things,

i) reviewed the financial terms and conditions of the Transaction as set forth in a draft Agreement dated December 14, 2010;

ii) reviewed certain publicly available business and financial data relating to the Company, including the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and all financial statements contained therein and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 and all financial statements contained therein;

iii) reviewed certain internal financial analyses and forecasts for the Company prepared by and furnished to us by the senior management of the Company (the “Forecasts”);

iv) held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including the views of the Company’s management of the risks and uncertainties relating to the Company’s ability to achieve the Forecasts in the amounts and time periods contemplated thereby;

v) held discussions with members of the senior management of the Company regarding their assessment of the financial impact of the Company’s outstanding product liability and economic injury litigation, including the views of the Company’s management of the risks and uncertainties relating to such litigation, including the tentative settlement agreement entered into December 13, 2010;

vi) reviewed the historical market prices and trading activity for the Shares;

vii) reviewed certain other communications from the Company to its stockholders;

viii) compared certain financial information and stock market information for the Company with similar information of certain other publicly traded companies that we considered appropriate;

ix) compared the financial terms of the merger with the financial terms of certain business combinations in the consumer products industry specifically and in other industries generally that we considered appropriate;

x) participated in certain discussions and negotiations among representatives of the Company and H.I.G. and their financial and legal advisors; and

xi) performed such other studies and analyses, and considered such other information, financial studies, analyses and investigations and financial, economic and other criteria, as we considered appropriate.

In conducting our review and preparing our opinion, with your consent, we have relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to us by the Company and we have assumed that there have been no material changes in the business, operations, financial condition or prospects of the Company since the respective dates of such information. We have not independently verified this information, nor have we assumed any responsibility to independently verify the same. We have assumed that the information and financial forecasts, including the Forecasts, examined by us were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Matrixx as to the historical and future performance of the Company. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We express no view as to any forecasts, including the Forecasts, or the assumptions underlying such forecasts. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is based upon economic, monetary and market conditions existing on, and the information made available to us as of, the date hereof, and we assume no responsibility to update or revise our opinion based upon event or circumstances occurring after the date hereof.

Our opinion expressed herein is provided for the information and assistance of the Board of Directors of Matrixx in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. We have not been asked to consider, and our opinion does not address, the relative merits of the Transaction and other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Transaction or the decision of the Board of Directors to proceed with the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft we have reviewed and that the parties to the Agreement will comply with all of the material terms of the Agreement, without amendments, modifications or waivers thereto.

This opinion has been prepared for the use of the Board of Directors of Matrixx in connection with its consideration of the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares and that, subject to the remainder of this paragraph, our opinion may not be used by Matrixx for any other purpose. Our opinion shall not be disseminated, quoted, reproduced, summarized, described or referred to or disclosed to any other person or otherwise made public without the prior written consent of Sawaya Segalas & Co. LLC, except that our opinion may be reproduced in full and included as an exhibit to a proxy statement in connection with the vote of the holders of the Shares to approve the Merger to be filed by Matrixx with the Securities and Exchange Commission. Our opinion is not a recommendation as to any matter to be presented to the holders of the Shares. Our opinion does not constitute an opinion as to how the price of the Shares may trade in the future.

Sawaya Segalas & Co. LLC is currently acting as financial advisor to Matrixx in connection with the Transaction and will receive a fee from Matrixx which is contingent upon the consummation of the Transaction. We will also receive a fee from Matrixx for providing this opinion. This opinion fee is not contingent upon consummation of the Transaction. In addition, Matrixx has agreed to indemnify Sawaya Segalas & Co. LLC for certain liabilities arising out of our engagement. We have in the past performed other investment banking services for Matrixx for which we have received customary fees.

On the basis of, and subject to the foregoing and such other factors as considered appropriate, it is our opinion that, as of the date hereof, the proposed Consideration to be received by the holders of the Shares pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

SAWAYA SEGALAS & CO., LLC

/s/ Sawaya Segalas & Co., LLC

ANNEX III

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the

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procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstick corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstick corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the

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foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation. which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may

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be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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